Registration No. ___________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUST REGISTERED ON
                                  FORM N-8B-2


        PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT


                                711 High Street
                             Des Moines, Iowa 50309
              (Address of Depositor's Principal Executive Offices)

                                 Traci L. Weldon
                        Principal Life Insurance Company
                                711 High Street
                             Des Moines, Iowa 50309
                    (Name and Address of agent for service

--------------------------------------------------------------------------------
           Telephone Number, Including Area Code: (515) 247-5111
--------------------------------------------------------------------------------

                   Please send copies of all communications to

                                 J. SUMNER JONES
                                 Jones & Blouch
                       1025 Thomas Jefferson Street, N.W.
                            Washington, DC 20007-0805
                       ----------------------------------

Title and Amount of Securities: Survivorship Flexible Premium Variable Universal Life Insurance Policy. (Pursuant to Rule 24F-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities being registered.)

Amount of Filing Fee:    No fee required.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

                       ----------------------------------

The Registrant hereby amends its Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        PRINCIPAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                              Cross Reference Sheet

    Items of
   Form N-8B-2               Captions in Prospectus

        1..............  Cover Page

        2..............  Cover Page

        3..............  Not Applicable

        4..............  Distribution of the Policy

        5..............  Principal Life Insurance Company Variable Life
                         Separate Account

        6(a)...........  Not Applicable

        6(b)...........  Not Applicable

        7..............  Not Required

        8..............  Not Required

        9..............  Legal Proceedings

        10(a)..........  Ownership, Beneficiary, Assignment

        10(b)..........  Calculation of Accumulated Value; Unit Values; Net
                         Investment Factor; Valuations in Connection with a Policy; Participating Policy

        10(c), 10(d)...  Summary (Transfers; Policy Loans; Loan Accounts;
                         Surrenders, Charges and Deductions; Death Benefits and Proceeds; Maturity Proceeds)

        10(e)..........  Summary (Premiums, Termination and Reinstatement);
                         Policy Termination and Reinstatement (Policy
                         Termination; Reinstatement)

        10(f)..........  Other Matters (Voting Rights)

        10(g)(1),
        10(g)(2),
        10(h)(1),
        10(h)(2).......  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        10(g)(3),
        10(g)(4),
        10(h)(3),
        10(h)(4).......  Not Applicable

        10(i)..........  Principal Life Insurance Company Variable Life
                         Separate Account, The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments); General Provisions (Optional Insurance Benefits); Federal Tax Matters

        11.............  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        12(a)..........  Cover page

        12(b)..........  Not Applicable

        12(c)..........  Principal Life Insurance Company Variable Life
                         Separate Account; The Funds

        12(d)..........  Distribution of the Policy

        12(e)..........  Principal Life Insurance Company Variable Life
                         Separate Account

        13(a)..........  Principal Life Insurance Company Variable Life
                         Separate Account; Charges and Deductions

        13(b), 13(c),
        13(d), 13(e),
        13(f), 13(g)...  Summary (Charges and Deductions); Charges and
                         Deductions

        14.............  The Policy (To buy a Policy); Distribution of the
                         Policy

        15.............  Summary (Premiums); The Policy (Payment of Premiums;
                         Premium Limitations; Allocation of Premiums)

        16.............  Summary (The Policy); Principal Life Insurance Company
                         Variable Life Separate Account; The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments)

        17(a), 17(b),
        17(c)..........  Captions referenced under Items 10(c), 10(d), 10(e), and 10(i) above

        18(a)..........  Summary (Policy Value); The Policy (Policy Values)

        18(b)..........  Summary (Policy Value); The Policy (Policy Values)

        18(c)..........  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans; Loan Account)

        18(d)..........  Not Applicable

        19.............  Other Matters (Voting Rights; Statement of Values)

        20(a), 20(b)...  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Other Matters (Voting Rights)

        20(c), 20(d),
        20(e), 20(f)...  Not Applicable

        21(a), 21(b)...  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans)

        21(c)..........  Summary (Policy Value; Policy Loans); The Policy
                         (Policy Values; Policy Loans)

        22.............  General Provisions (The Contract; Incontestability)

        23.............  Not Applicable

        24.............  Summary

        25.............  The Company

        26.............  Summary (Investment Account); The Policy (Investment
                         Account Transfers)

        27.............  The Company

        28.............  Officers and Directors of Principal Life
                         Insurance Company

        29.............  The Company

        30.............  Not Applicable

        31.............  Not Applicable

        32.............  Not Applicable

        33.............  Not Applicable

     Survivorship Flexible Premium Variable Universal Life Insurance Policy

This survivorship flexible premium variable universal life insurance policy (the "Policy") offered by this Prospectus, is issued by Principal Life Insurance Company (the "Company"). It is designed to provide lifetime insurance protection and maximum flexibility with premium payments and death benefits. As a policy owner, you may, within limits, vary the frequency and amount of premium payments and increase or decrease the face amount of the life insurance benefit under the Policy. This flexibility allows you to provide for changing life insurance needs within a single policy.

The Policy provides:

     o   a death benefit payable upon the death of the surviving insured;
     o   policy loans; and
     o a net surrender value which may be accessed by a partial or total surrender of the Policy.

Policy values are accumulated on a fixed basis or vary with the investment performance of the division of the Principal Life Insurance Company Variable Life Separate Account (Separate Account) to which you have allocated policy values. Each division invests in an investment portfolio of an open-end, management investment company (mutual fund). The mutual fund prospectuses that are attached to the Policy prospectus describe the investment objective, policies and risks of the investment choices. You may choose from:

     Principal Variable Contracts Fund, Inc.                      Fidelity Variable Insurance Products Fund II:
         Aggressive Growth Account                                     Contrafund Portfolio
         Asset Allocation Account                                 Fidelity Variable Insurance Products Fund:
         Balanced Account                                              Equity-Income Portfolio
         Bond Account                                             Fidelity Variable Insurance Products Fund:
         Capital Value Account                                         High Income Portfolio
         Government Securities Account                            Putnam Variable Trust Global Asset Allocation Fund
         Growth Account                                           Putnam Variable Trust Vista Fund
         International Account                                    Putnam Variable Trust Voyager Fund
         International SmallCap Account
         MicroCap Account
         MidCap Account
         MidCap Growth Account
         Money Market Account
         Real Estate Account
         SmallCap Account
         SmallCap Growth Account
         SmallCap Value Account
         Stock Index 500 Account
         Utilities Account

As in the case of other life insurance policies, it may not be advantageous to purchase this Policy as a replacement for, or in addition to, existing insurance coverage.

This Policy is not a deposit or obligation of, nor is it guaranteed or endorsed by any bank, credit union, broker-dealer or other financial institution. It is not federally insured by the Federal Reserve Board, the FDIC or any other agency. The contract involves investment risk, including possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus should be read carefully and retained for future reference. A current prospectus for each of the mutual funds must accompany this prospectus and should be read in conjunction with this prospectus.

               The date of this prospectus is __________________.


                                TABLE OF CONTENTS

GLOSSARY....................................................................   4
SUMMARY.....................................................................   5
     The Policy.............................................................   5
     Premiums...............................................................   6
     Policy Value...........................................................   6
     Investment Account.....................................................   6
     Fixed Account..........................................................   7
     Transfers..............................................................   7
     Policy Loans...........................................................   7
     Loan Account...........................................................   7
     Surrenders.............................................................   7
     Charges and Deductions.................................................   7
     Death Benefits and Proceeds............................................   8
     Maturity Proceeds......................................................   9
     Adjustment Options.....................................................   9
     Termination and Reinstatement..........................................   9
     Ten Day Examination Offer..............................................   9
THE COMPANY.................................................................   9
PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT.............   9
THE FUNDS...................................................................  10
THE POLICY..................................................................  14
     To Buy a Policy........................................................  14
     Payment of Premiums....................................................  14
     Premium Limitations....................................................  15
     Allocation of Premiums.................................................  15
     Ten Day Examination Offer..............................................  15
     Policy Values..........................................................  16
     Investment Account Transfers...........................................  17
     Fixed Account Transfers................................................  17
     Automatic Portfolio Rebalancing (APR)..................................  18
     Policy Loans...........................................................  18
     Loan Account...........................................................  19
     Surrenders.............................................................  19
DEATH BENEFITS AND RIGHTS...................................................  20
     Death Proceeds.........................................................  20
     Death Benefit Options..................................................  20
     Change in Death Benefit Option.........................................  22
     Adjustment Options.....................................................  22
CHARGES AND DEDUCTIONS......................................................  22
     Premium Expense Charge.................................................  23
     Monthly Policy Charge..................................................  23
     Cost of Insurance Charge...............................................  23
     Administration Charge..................................................  24
     Mortality and Expense Risk Charge......................................  24
     Transaction Charge.....................................................  24
     Surrender Charge.......................................................  25
     Other Charges..........................................................  25
THE FIXED ACCOUNT...........................................................  25
POLICY TERMINATION AND REINSTATEMENT........................................  26
     Policy Termination.....................................................  26
Reinstatement...............................................................  27
OTHER MATTERS...............................................................  27
     Voting Rights..........................................................  27
     Statement of Values....................................................  28
     Services Available by Telephone........................................  28
GENERAL PROVISIONS..........................................................  29
     The Contract...........................................................  29
     Optional Insurance Benefits............................................  29
     Misstatement of Age or Gender..........................................  30
     Assignment.............................................................  30
     Ownership..............................................................  30
     Beneficiary............................................................  31
     Benefit Instructions...................................................  31
     Benefit Payment Options................................................  31
     Rights to Exchange Policy..............................................  31
     Non-Participating Policy...............................................  31
     Incontestability.......................................................  31
     Suicide................................................................  32
     Delay of Payments......................................................  32
     Addition, Deletion or Substitution of Investments......................  32
DISTRIBUTION OF THE POLICY..................................................  33
OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION..................  33
OFFICERS AND DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY..................  34
STATE REGULATION............................................................  35
FEDERAL TAX MATTERS.........................................................  35
Tax Status of the Company and the Separate Account..........................  35
     Charges for Taxes......................................................  35
     Diversification Standards..............................................  36
     IRS Definition of Life Insurance.......................................  36
     Modified Endowment Contract Status.....................................  36
     Policy Surrenders and Partial Surrenders...............................  36
     Policy Loans and Loan Interest.........................................  37
     Corporate Alternative Minimum Taxes....................................  37
     Exchange or Assignment of Policies.....................................  37
     Withholding............................................................  37
     Other Tax Issues.......................................................  37
EMPLOYEE BENEFIT PLANS......................................................  37
LEGAL OPINIONS..............................................................  37
LEGAL PROCEEDINGS...........................................................  37
REGISTRATION STATEMENT......................................................  38
OTHER VARIABLE INSURANCE CONTRACTS..........................................  38
     Reservation of Rights..................................................  38
YEAR 2000...................................................................  38
INDEPENDENT AUDITORS........................................................  38
CUSTOMER INQUIRIES..........................................................  38
FINANCIAL STATEMENTS........................................................  38
APPENDIX A..................................................................  39
APPENDIX B TARGET PREMIUMS..................................................  44

The Policy offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

GLOSSARY
adjustment date - the monthly date on or next following the Company's approval of a requested adjustment.

attained age - for each insured, it is the insured's age on the birthday on or preceding the last policy anniversary.

business day - any date that the New York Stock Exchange is open for trading and trading is not restricted.

division - a part of the Separate Account which invests in shares of a mutual fund.

effective date - the date on which all requirements for issuance of a Policy have been satisfied.

Fixed Account - that part of the policy value that reflects value in the General Account of the Company.

General Account - assets of the Company other than those allocated to any of our Separate Accounts.

insureds - the persons named as the "insureds" on the application for the Policy. The insureds may or may not be the owners.

Investment Account - that part of the policy value that reflects your investment in one of the divisions of the Separate Account.

Loan Account - that part of the policy value that reflects the value transferred from the Investment Account(s) and/or Fixed Account as collateral for a policy loan.

monthly date - the day of the month which is the same day as the policy date.
     Example: If the policy date is September 5, 1999, the first monthly date is October 5, 1999.

monthly policy charge - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the monthly administration charge and mortality and expense risks charge in effect on the monthly date.

mutual fund - a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division of the Separate Account invests.

net premium - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the Investment Accounts and/or Fixed Account.

net surrender value - policy value minus any surrender charge minus any policy loans and unpaid loan interest.

notice - any form of communication received in our home office which provides the information we need which may be in writing or another manner which we approve in advance.

owner - the person, including joint owner, who owns all the rights and privileges of this contract.

policy date - the date from which monthly dates, policy years and policy anniversaries are determined.

policy value - an amount equal to the Fixed Account value plus the Investment Account value(s) plus the Loan Account value.

policy year - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.
     Example: If the policy date is September 5, 1999, the first policy year ends on September 4, 2000. The first policy anniversary falls on September 5, 2000.

premium expense charge - the charge deducted from premium payments to cover a sales charge, state and local premium taxes and federal taxes.

prorated basis - in the proportion that the value of a particular Investment Account or the Fixed Account bears to the total value of all Investment Accounts and the Fixed Account.

surrender value - policy value minus any surrender charge.

surviving insured - the insured who is living at the death of the other insured. If both insureds die simultaneously, then the term "surviving insured" means the younger of the two insureds.

target premium - a premium amount which is used to determine the maximum sales charge that is included as part of the premium expense charge and any applicable surrender charge under a Policy. Target premiums are provided in Appendix B.

unit - the accounting measure used to calculate the value of the Separate Account divisions.

valuation date - the date as of which the net asset value of a mutual fund is determined.

valuation period - the period of time between determination of net asset value on one valuation date and the next valuation date.

written request - actual delivery to the Company at our home office of a written notice or request, signed and dated, on a form we supply or approve.

     Your notices may be mailed to us at:

     Principal Life Insurance Company
     P O Box____________
     Des Moines, Iowa ___________

SUMMARY
This prospectus describes a survivorship flexible variable universal life policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.

The Policy
The Policy is designed to provide you with:
     o   insurance protection covering two individuals,
     o   a death benefit payable at the death of the surviving insured, and
     o   flexibility in:
         o the amount and frequency of premium payments (subject to certain limitations), and o the amount of life insurance proceeds payable under the Policy.

You may allocate your net premium payments to divisions of the Separate Account and/or the Fixed Account. Currently, there are twenty-five divisions available to you. Not all divisions are available in all states. A current list of divisions available in your state may be obtained from a sales representative or our home office. Each division invests in shares of an account of a mutual fund as follows:

Division:                               the division invests in:
--------                                ------------------------
                                         Principal Variable Contracts Fund, Inc
     Aggressive Growth                        Aggressive Growth Account
     Asset Allocation                         Asset Allocation Account
     Balanced                                 Balanced Account
     Bond                                     Bond Account
     Capital Value                            Capital Value Account
     Government Securities                    Government Securities Account
     Growth                                   Growth Account
     International                            International Account
     International SmallCap                   International SmallCap Account
     MicroCap                                 MicroCap Account
     MidCap                                   MidCap Account
     MidCap Growth                            MidCap Growth Account
     Money Market                             Money Market Account
     Real Estate                              Real Estate Account
     SmallCap                                 SmallCap Account
     SmallCap Growth                          SmallCap Growth Account
     SmallCap Value                           SmallCap Value Account
     Stock Index 500                          Stock Index 500 Account
     Utilities                                Utilities Account
     Fidelity Contrafund                 Fidelity VIP II Contrafund Portfolio
     Fidelity Equity-Income              Fidelity VIP Equity-Income Portfolio
     Fidelity High Income                Fidelity VIP High Income Portfolio
     Putnam Global Asset Allocation      Putnam VT Global Asset Allocation Fund
     Putnam Vista                        Putnam VT Vista Fund
     Putnam Voyager                      Putnam VT Voyager Fund

Premiums
The Company guarantees that the Policy will stay in force if you have paid enough premium to meet the grace period provision (see THE POLICY - Payment of Premiums).

Your net premiums are allocated to divisions of the Separate Account and/or the Fixed Account. Your initial net premium is allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date of the Policy, the money is reallocated using your allocation instructions (see THE POLICY - Allocation of Premiums).

Policy Value
Your Policy value is:
     o value(s) of your Investment Account(s)
     o plus value of your Fixed Account
     o plus value of your Loan Account.

Investment Account
An Investment Account is set up for each division to which you allocate a portion of your net premium. The value of an Investment Account reflects the investment experience of the division that you choose.

Fixed Account
The Company guarantees that net premiums allocated to the Fixed Account earn interest at a guaranteed rate. In no event will the guaranteed interest rate be less than 3% compounded annually.

Transfers
You may transfer amounts between the Investment Accounts and/or the Fixed Account subject to certain limitations. Transfers in and out of the Fixed Account are subject to specific limitations described in THE POLICY - Fixed Account Transfers.

We reserve the right to charge a transfer fee on each unscheduled transfer after the 12th such transfer in a policy year. The fee will not be more than $25 per unscheduled transfer.

Policy Loans
You may borrow against your policy value any time the Policy has a net surrender value. The minimum amount of a loan is $500.

Loan Account
When you take a policy loan, we establish a Loan Account. An amount equal to the amount of the policy loan is transferred to the Loan Account from your Investment Accounts and/or Fixed Account. Interest is paid on the amount in the Loan Account.

Surrenders (total and partial)
Total Surrender
     o   You may surrender your Policy and receive the net surrender value.
     o We calculate the net surrender value as of the date we receive your written request.
     o A surrender charge is imposed on total surrenders within ten years of the policy date (another date may apply if the Policy has been reinstated or the face amount increased).

Partial Surrender
     o After the second policy year, you may request a partial surrender of the net surrender value.
     o   The minimum amount of partial surrender is $500.
     o The total of your partial surrenders during a policy year may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year).
     o Surrenders are taken from premiums paid into the Policy on a last-in, first-out basis.
     o   Partial surrenders are limited to no more than two in each policy year.

Charges and Deductions
Premium Expense Charge
Deductions from premiums during each of the first ten years (and with respect to premiums made because of a face amount increase, during the first ten years after the increase) equal:
     o sales load of 5.0% of premiums paid which are less than or equal to target premiums (2.0% of premiums in excess of target premiums)
     o   plus 2.20% for state and local taxes
     o   plus 1.25% for federal taxes.

Deductions after the first ten policy years (and after ten years of a face amount increase) include:
     o   sales load of 2.0% of  premiums  paid
     o   plus 2.20% for state and local taxes
     o   plus 1.25% for federal taxes.

Surrender Charges
A surrender charge is imposed on Policy termination or total surrender during the first ten policy years (and ten years after an increase in the face amount) (see CHARGES AND DEDUCTIONS - Surrender Charge).

Surrender charge percentage. The surrender charge during any policy year is equal to the number of target premiums from the table below multiplied by the applicable surrender charge percentage also shown below:

     Joint Equivalent Age (JEA)
          on policy or                                  Number of
         adjustment date                             target premiums
     --------------------------                      ---------------
          75 or less                                      1.00
          76 through 85                                   0.90
          86 or greater                                   0.75

                          Surrender Charge Percentage Table
                          ---------------------------------
     Number of years since policy date               The following percentage of
         and/or the adjustment date                  surrender charge is payable
     ---------------------------------               ---------------------------
                1 through 5                                   100.00%
                6                                              95.24
                7                                              85.71
                8                                              71.43
                9                                              52.38
                10                                             28.57
                11 and later                                   00.00

The surrender charge on a face amount increase is calculated by multiplying the increase in target premium due to the face increase by the applicable number of target premiums from the table above. This result is multiplied by the applicable surrender charge percentage from the above table to get the increase in surrender charges for all years.

Monthly Policy Charges
     o   Administration charge:
         o    The current monthly administration charge is $8.00 per month.
         o An additional monthly administration charge is imposed in the first ten policy years (and ten years after an increase in the face amount) of $.07 per $1,000 of face amount. The charge of $.07 per $1,000 of face amount is increased by $.005 per $1,000 for each insured that is classified as a smoker.
     o   Cost of insurance charge.
     o   Mortality and expense risks charge:
         o in the first nine policy years, 0.80% of your Investment Accounts per year;
         o after the ninth policy year, 0.30% of your Investment Accounts per year.
     o   Supplemental benefit rider(s) charge(s).

Other Charges
     o Transaction charge of the lesser of $25 or 2% of the amount surrendered for each partial surrender.
     o Investment managementfees and other operating expenses for the fund underlying the Investment Accounts.

Death Benefits and Proceeds
The death proceeds are paid to the beneficiary(ies) when the surviving insured dies. Death proceeds are calculated as of the date of death of the surviving insured. The amount of the death proceeds is:
     o the death benefit plus interest (as explained in DEATH BENEFITS AND RIGHTS - Death Proceeds);
     o plus proceeds from any benefit riders on the life of the surviving insured;
     o minus policy loans and unpaid loan interest; o minus any overdue monthly policy charges.

The Policy provides for two death benefit options - a level amount and a variable amount. You choose an option on your application. Subject to certain conditions, you may change your option after the Policy has been issued.

Death proceeds are paid in cash or applied under a benefit payment option. We pay interest on the death proceeds from the date of death of the surviving insured until the date of payment or application under a benefit payment option.

Maturity Proceeds
If either insured is living on the maturity date, we will pay you (the owner) an amount equal to the death proceeds as described above. The Policy then terminates. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option.

Adjustment Options
You may send us a written request to increase or decrease the face amount of the Policy. No request is approved if the Policy is in a grace period or if monthly policy charges are being waived under a rider.

The minimum amount of a face amount increase is $100,000 and is subject to our underwriting guidelines in effect at the time you request the increase.

You may only request a decrease in face amount:
     o   after the second policy anniversary, and
     o   if the request does not decrease the face amount below $100,000.

Termination and Reinstatement
The Policy terminates when:
     o   you make a total policy surrender;
     o   death proceeds are paid;
     o   maturity proceeds are paid; or
     o you do not make planned periodic premium payment or additional premium payments (after the expiration of a 61-day grace period).

Subject to certain conditions, you may reinstate a Policy that terminated because insufficient values.

Ten Day Examination Offer (Free-look Provision)
     o You may return the Policy during the free-look period that is generally 10 days but may be longer in certain states.
     o We return either all premiums paid or the policy value, whichever is required by applicable state law.

THE COMPANY
The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of a mutual insurance holding company named "Principal Mutual Holding Company."

In 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place in 1998.

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
The Separate Account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the Securities and Exchange Commission ("SEC"). This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Policy, including the promise to make benefit option payments, are our general corporate obligations. However, the Policy provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Policy are not charged with any liabilities arising out of any other business of the Company.

There currently are twenty-five divisions in the Separate Account available to you. The assets of each division invest in a corresponding account of a mutual fund. New accounts may be added and made available. Accounts may also be eliminated from the Separate Account.

THE FUNDS
The funds are mutual funds registered under the Investment Company Act of 1940 as open-end diversified management investment companies. The funds provide the investment vehicle for the Separate Account. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available from a sales representative or our home office.

The following is a brief summary of the investment objectives of each division:

       Division               Division Invests In               Investment Advisor                      Investment Objective
       --------               -------------------               ------------------                      --------------------
Aggressive Growth        Aggressive Growth Account     Morgan Stanley through a            to provide long-term capital appreciation
                                                       sub-advisory agreement              by investing primarily in growth-oriented
                                                                                           common stocks of medium and large
                                                                                           capitalization U.S. corporations and, to
                                                                                           a limited extent, foreign corporations.

Asset Allocation         Asset Allocation Account      Morgan Stanley through a            to generate a total investment return
                                                       sub-advisory agreement              consistent with the preservation of
                                                                                           capital. The Account intends to pursue a
                                                                                           flexible investment policy in seeking to
                                                                                           achieve this investment objective.

Balanced                 Balanced Account              Invista Capital Management, Inc.    to generate a total return consisting of
                                                       through a sub-advisory agreement    current income and capital appreciation
                                                                                           while assuming reasonable risks in
                                                                                           furtherance of this objective.

Bond                     Bond Account                  Principal Life Insurance Company    to provide as high a level of income as
                                                                                           is consistent with preservation of
                                                                                           capital and prudent investment risk.

Capital Value            Capital Value Account         Invista Capital Management, Inc.    to provide long-term capital appreciation
                                                       through a sub-advisory agreement    and secondarily is growth of investment
                                                                                           income. The Account seeks to achieve its
                                                                                           investment objectives through the
                                                                                           purchase primarily of common stocks, but
                                                                                           the Account may invest in other
                                                                                           securities.

Government Securities    Government Securities         Invista Capital Management, Inc.    to seek a high level of current income,
                         Account                       through a sub-advisory agreement    liquidity and safety of principal. The
                                                                                           Account seeks to achieve its objective
                                                                                           through the purchase of obligations
                                                                                           issued or guaranteed by the United States
                                                                                           Government or its agencies, with emphasis
                                                                                           on Government National Mortgage
                                                                                           Association Certificates ("GNMA
                                                                                           Certificates"). Account shares are not
                                                                                           guaranteed by the United States
                                                                                           Government.

Growth                   Growth Account                Invista Capital Management, Inc.    to seek growth of capital. The Account
                                                       through a sub-advisory agreement    seeks to achieve its objective through
                                                                                           the purchase primarily of common stocks,
                                                                                           but the Account may invest in other
                                                                                           securities.

International            International Account         Invista Capital Management, Inc.    to seek long-term growth of capital by
                                                       through a sub-advisory agreement    investing in a portfolio of equity
                                                                                           securities domiciled in any of the
                                                                                           nations of the world.

International SmallCap   International SmallCap        Invista Capital Management, Inc.    seeks long-term growth of capital. The
                         Account                       through a sub-advisory agreement    Account will attempt to achieve its
                                                                                           objective by investing primarily in
                                                                                           equity securities of non-United States
                                                                                           companies with comparatively smaller
                                                                                           market capitalizations.

MicroCap                 MicroCap Account              Goldman Sachs Asset                 seeks long-term growth of capital. The
                                                       Management through a                Account will attempt to achieve its
                                                       sub-advisory agreement              objective by investing primarily in value
                                                                                           and growth oriented companies with small
                                                                                           market capitalizations, generally less
                                                                                           than $700 million.

MidCap                   MidCap Account                Invista Capital Management, Inc.    to achieve capital appreciation by
                                                       through a sub-advisory agreement    investing primarily in securities of
                                                                                           emerging and other growth-oriented
                                                                                           companies.

MidCap Growth            MidCap Growth Account         Dreyfus Corporation through a       seeks long-term growth of capital. The
                                                       sub-advisory agreement              Account will attempt to achieve its
                                                                                           objective by investing primarily in
                                                                                           growth stocks of companies with market
                                                                                           capitalizations in the $1 billion to $10
                                                                                           billion range.

Money Market             Money Market Account          Principal Life Insurance Company    to seek as high a level of current income
                                                                                           available from short-term securities as
                                                                                           is considered consistent with
                                                                                           preservation of principal and maintenance
                                                                                           of liquidity by investing all of its
                                                                                           assets in a portfolio of money market
                                                                                           instruments.

Real Estate              Real Estate Account           Principal Life Insurance Company    seeks to generate a high total return.
                                                                                           The Account will attempt to achieve its
                                                                                           objective by investing primarily in
                                                                                           equity securities of companies
                                                                                           principally engaged in the real estate
                                                                                           industry.

SmallCap                 SmallCap Account              Invista Capital Management, Inc.    seeks long-term growth of capital. The
                                                       through a sub-advisory agreement    Account will attempt to achieve its
                                                                                           objective by investing primarily in
                                                                                           equity securities of both growth and
                                                                                           value oriented companies with
                                                                                           comparatively smaller market
                                                                                           capitalizations.

SmallCap Growth          SmallCap Growth Account       Berger Associates through a         seeks long-term growth of capital. The
                                                       sub-advisory agreement              Account will attempt to achieve its
                                                                                           objective by investing primarily in
                                                                                           equity securities of small growth
                                                                                           companies with market capitalization of
                                                                                           less than $1 billion.

SmallCap Value           SmallCap Value Account        JP Morgan Asset Management, Inc.    seeks  long-term growth of capital. The
                                                       through a sub-advisory agreement    Account will attempt to achieve its
                                                                                           objective by investing primarily in
                                                                                           equity securities of small growth
                                                                                           companies with value characteristics and
                                                                                           market capitalizations of less than
                                                                                           $1 billion.

Stock Index 500          Stock Index 500               Invista Capital Management, Inc.    seeks long-term growth of capital. The
                         Account                       through a sub-advisory agreement    Account attempts to mirror the investment
                                                                                           results of the Standard & Poor's Stock
                                                                                           Index.

Utilities                Utilities Account;            Invista Capital Management, Inc.    seeks to provide  current income and
                                                       through a sub-advisory agreement    long-term growth of income and capital.
                                                                                           The Account will attempt to achieve its
                                                                                           objective by investing primarily in
                                                                                           equity  and  fix-income securities of
                                                                                           companies in the public utilities
                                                                                           industry.

Fidelity Contrafund      Fidelity VIP II Contrafund    Fidelity Management and             seeks long-term capital appreciation.
                         Portfolio                     Research Company


Fidelity                 Fidelity VIP Equity-Income    Fidelity Management and             seeks   reasonable   income  by
Equity-Income            Portfolio                     Research Company                    investing primarily in income-producing
                                                                                           equity securities.

Fidelity High Income     Fidelity VIP High Income      Fidelity Management and             seeks a high  level of  current income by
                         Portfolio                     Research Company                    investing primarily in high yielding,
                                                                                           lower quality, fixed income securities,
                                                                                           while also considering growth of capital.

Putnam Global Asset      Putnam VT Global Asset        Putnam Investment                   seeks a high  level  of  long-term  total
Allocation               Allocation Fund               Management, Inc.                    return consistent with preservation of
                                                                                           capital.

Putnam Vista             Putnam VT Vista Fund          Putnam Investment                   seeks capital appreciation.
                                                       Management, Inc.

Putnam Voyager           Putnam VT Voyager Fund        Putnam Investment                   seeks capital appreciation.
                                                       Management, Inc.

Principal Management Corporation (the "Manager") has executed agreements with various sub-advisors. Under those sub-advisory agreements, the sub-advisor agrees to assume the obligations of the Manager to provide investment advisory services for a specific Account. For these services, each sub-advisor is paid a fee by the Manager.

         Account: Balanced, Capital Value, Government Securities, Growth, International, International SmallCap, MidCap, SmallCap, Stock Index 500 and Utilities
         Sub-Advisor: Invista Capital Management, Inc. Invista is a subsidiary of Principal Life Insurance Company that makes it an affiliate of the Manager. Invista has managed investments for institutional investors, including Principal Life, since 1985. As of December 31, 1998, it managed assets of approximately $_______ billion. Invista's address is 1800 Hub Tower, 699 Walnut, Des Moines, Iowa 50309.

         Account: Aggressive Growth and Asset Allocation
         Sub-Advisor: Morgan Stanley Dean Witter Investment Management Inc. MSAM, with principal offices at 1221 Avenue of the Americas, New York, NY 10020, provides a broad range of portfolio management services to customers in the U.S. and abroad. At December 31, 1998, MSAM managed investments totaling approximately $_____ billion, including approximately $_____ billion under active management and $______ billion as Named Fiduciary or Fiduciary Advisor.

         Account: MicroCap
         Sub-Advisor: Goldman Sachs Asset Management. Goldman Sach's address is 1 New York Plaza, 42nd Floor, New York, NY 10004. It is a separate operating division of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs provides a wide range of fully discretionary investment advisory services quantitatively driven and active managed U.S. and international equity portfolios, U.S. and global fixed income portfolios, commodity and currency products, and money market mutual funds.

         Account: MidCap Growth
         Sub-Advisor: The Dreyfus Corporation, located at 200 Park Avenue, New York, NY 10166, was formed in 1947. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A. which is a wholly-owned subsidiary of Mellon Bank Corporation. As of ________ the Dreyfus Corporation managed or administered approximately $___ billion in assets for approximately _____ million investor accounts nationwide.

         Account: SmallCap Growth
         Sub-Advisor:  Berger  Associates.  Berger's  address is 210  University
         Boulevard, Suite 900, Denver, CO 80206. It serves as investment advisor, sub-advisor, administrator or sub-administrator to mutual funds and institutional investors. Kansas City Southern Industries, Inc. ("KCSI") owns approximately 87% of Berger. KCSI is a publicly traded holding company with principal operations in rail transportation, through its subsidiary the Kansas City Southern Railway Company, and financial asset management businesses.

         Account: SmallCap Value
         Sub-Advisor: J.P. Morgan Asset Management. Morgan, with principal offices at 522 Fifth Avenue, New York, NY 10036 is a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated ("J.P. Morgan") a bank holding company. J.P. Morgan, through Morgan and its other subsidiaries, offers a wide range of services to governmental, institutional, corporate and individual customers and acts as investment advisory to individual and institutional customers. As of December 31, 1998, J.P. Morgan and its subsidiaries had total combined assets under management of approximately $_____ billion.

The Company purchases and sells fund shares for the Separate Account at their net asset value without any sales or redemption charge. The Separate Account has divisions that correspond to interests in the Investment Accounts. The assets of each Investment Account are separate from the others. An Investment Account's performance has no effect on the investment performance of any other Investment Account.

The annual expenses of Investment Accounts (as a percentage of average net assets) as of December 31, 1998 were:
                                    Management       Other        Total Account
                     Account           Fees        Expenses      Annual Expenses
                     -------        ---------      --------      ---------------
         Aggressive Growth
         Asset  Allocation
         Balanced
         Bond
         Capital Value
         Government Securities
         Growth
         International
         International SmallCap
         MicroCap
         MidCap
         MidCap Growth
         Money Market
         Real Estate
         SmallCap
         SmallCap Growth
         SmallCap Value
         Stock Index 500
         Utilities
         Fidelity Contrafund
         Fidelity Equity-Income
         Fidelity High Income
         Putnam Global Asset Allocation
         Putnam Vista
         Putnam Voyager

THE POLICY
The descriptions that follow are based on provisions of the Policy offered by this prospectus.

To Buy a Policy
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.

The minimum face amount of a Policy when originally issued is $100,000. We reserve the right to increase or decrease the minimum face amount.

To issue a Policy, we require at least one insured to be age 85 or younger as of the policy date. Neither insured may be older than age 90 as of the policy date. Other underwriting restrictions may apply.

Applicants for the Policy must:
     o   furnish  satisfactory  evidence of insurability  of both insureds,  and
     o   meet our insurance underwriting guidelines and suitability rules.

If you want insurance coverage to start at the time the application is submitted, you must send a payment of at least the required minimum initial premium amount with your completed application. The required minimum initial premium amount is shown on the policy illustration. If this amount is submitted with the application, a conditional receipt is given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.

We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met.

Policy Date
If we issue a Policy, a policy date is determined. Policies may not be dated on the 29th, 30th or 31st of any month. Your policy date is shown on the current data pages.

Upon specific request and our approval, your Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of minimum monthly premium is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.

Effective Date
The policy date and the effective date are the same unless:
     o   a backdated policy date is requested, or
     o a Policy is applied for on a COD basis or the application was not accompanied by a payment of at least the minimum monthly premium, or
     o additional premiums are required (the effective date is the date we receive, review and accept the required premium), or
     o application amendments are required (the effective date is the date we receive, review and accept amendments).

The insurance coverage does not take effect until you actually receive the Policy. If both insureds were to die before the owner actually receives the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).

Payment of Premiums
The amount and frequency of your premium payments affects the policy value, the net surrender value and how long the Policy remains in force. After the initial premium, you may determine the amount and timing of subsequent premium payments within certain restrictions. The minimum monthly premium is shown on the current data pages for your Policy. You must pay premiums to us at our home office.

If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. However, during the first 60 policy months, the Policy will stay in force if (a minus b) is greater than or equal to
(c) where:
     o   (a) is the sum of the premiums paid;
     o (b) is the sum of all existing policy loans, unpaid loan interest, partial surrenders and transaction charges; and
     o   (c) is the sum of the
         minimum monthly premiums since the policy date to the most recent monthly date.

After the first 60 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
     o your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date, or
     o   the death benefit  guarantee rider is in effect.

We send premium reminder notices to you if you establish an annual, semiannual or quarterly premium payment schedule. Preauthorized withdrawals may be set up on a monthly basis (to allow us to automatically deduct premium payments from your checking or other financial institution account). You may also make unscheduled payments to us at our home office or by payroll deduction (where permitted by state law and approved by us).

Premium Limitations
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the current maximum premium payments allowed for life insurance under the Internal Revenue Code (the "Code"). If you make a premium payment that would result in total premiums more than the current maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Any excess will be returned and no further premiums are accepted until allowed by the current maximum premium limitations.

Allocation of Premiums
Your initial net premium (and other premiums we receive prior to the effective date and twenty days after the effective date) are allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date, the money is reallocated to the divisions of the Separate Account and/or to the Fixed Account according to your instructions. If the twenty-first day is not a business day, the transfer will occur on the first business day following the twenty-first day from the effective date.

         Example: The effective date of your policy is February 1st. Your net premium is allocated to the Money Market division at the end of the valuation period we receive the premium. At the close of business on February 21st, the net premium is reallocated to the Investment Account and/or Fixed Account that you selected.

Premium payments received after the twenty-day period are allocated to the Investment Accounts or to the Fixed Account according to your instructions. For each division and the Fixed Account, the allocation percentage must be zero or a whole number not less than 10. The total of all the percentages for the divisions and the Fixed Account must equal 100. The percentage allocation for future premium payments may be changed, without charge, at any time by sending a written request to us or, if telephone privileges apply, calling us at 1-800-__________. The allocation changes are effective at the end of the valuation period in which your new instructions are received.

Ten Day Examination Offer (Free-Look Provision)
Under state law, you have the right to return the Policy for any reason during the free-look period and receive your premiums paid. (If you apply for your Policy in California, the amount refunded is described below). Your request to return the Policy must be in writing. The request and the Policy must be mailed to us or returned to the agent (as determined by the postmark) no later than the last day of the free-look period as shown below.

The free-look period is the later of:
     o   10 days* after the Policy is delivered to you,
     o 10 days* after a written notice is delivered or mailed to you which tells about the cancellation right, or
     o   45 days after you complete the application.

         *Different  free-look  periods  apply if your  Policy is  issued  in:
         o   California  and you are age 60 and over (30 day  free-look period);
         o   Colorado (15 day free-look period); or
         o   Idaho or North Dakota (20 day free-look period).

If you applied for your Policy in California, the amount refunded is:
     o the policy value as of the date we receive your written request for cancellation,
     o   plus the premium expense charge(s) deducted from the premium,
     o   plus the  monthly  policy  charge(s)  deducted  from the policy value.

NOTE:
     o   See GENERAL PROVISIONS - Delay of Payments.
     o If the purchase of this Policy is a replacement for another life insurance policy or an annuity contract, different free-look periods may apply. We reserve the right to keep the initial premium payment in the Money Market division longer than 20 days to correspond to the free-look periods of a particular state's replacement requirements.

Policy Values
Your policy value is equal to the sum of the values in your Investment Accounts, Fixed Account and Loan Account (see THE FIXED ACCOUNT and THE POLICY - Loan Account). There is no guaranteed minimum Investment Account value. Its value reflects the investment experience of the Investment Accounts that you choose. It also reflects your premium payments, partial surrenders, policy loans and the Policy expenses deducted from the Separate Account.

It is possible that the investment performance could cause a loss of the entire amount allocated to the Investment Accounts. Without additional premium payments or investments in the Fixed Account or a death benefit guarantee rider, this could result in no death benefit upon the surviving insured's death.

At the end of any valuation period,  your value in an Investment Account is:
     o   the number of units you have in a division
     o   multiplied  by the value of a unit in the division.
The number of units is the total of units purchased by allocations to the division from:
     o   your  initial  premium  payment  (less  premium  expense charges);
     o   plus  subsequent  premium  payments  (less  premium  expense charges);
     o plus transfers from another division or the Fixed Account minus units sold:
     o   for partial surrenders from the division;
     o as part of a transfer to another division, the Fixed Account or the Loan Account; and
     o   to pay monthly policy charges and fees.

Unit values are calculated each valuation date. To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the divisions' net investment factor for the current valuation period. The number of units does not change due to a change in unit value.

The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:

         [{share price of the underlying mutual fund account at the end of the valuation period before that day's transactions plus
         per share amount of the dividend (or other distribution) made by the mutual fund account during the valuation period}
                                   divided by
         share price of the underlying mutual fund account at the end of the previous valuation period after that day's transactions].

When an investment owned by an Account pays a dividend, the dividend increases the net asset value of a share of the Account as of the date the dividend is recorded. As the net asset value of a share of an Account increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the Account.

Investment Account Transfers
You may request an unscheduled transfer or set up a periodic transfer by sending or faxing (1-__________) us a written request or calling us if telephone privileges apply (1-800-_________). You must specify the dollar amount or percentage to transfer from each Investment Account. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.

You may not make a transfer to the Fixed Account if:
     o a transfer has been made from the Fixed Account to an Investment Account within six months, or
     o immediately after the transfer, the Fixed Account value would be more than $1,000,000 (without our prior approval).

Unscheduled Transfers You may make unscheduled transfers from an Investment Account to another Investment Account or to the Fixed Account. The transfer is made, and values determined, as of the end of the valuation period in which we receive your request.
     o The transfer amount must be equal or greater than the lesser of $100 or the value of your Investment Account(s).
     o   We reserve the right to charge a
         transfer fee on each unscheduled transfer after the 12th such transfer in a policy year. The fee will not be more than $25 per unscheduled transfer.

Scheduled Transfers (dollar cost averaging (DCA)) You may elect to have automatic transfers made on a periodic basis.
     o   The amount of the transfer is:
         o the dollar amount you select (minimum of the lesser of $100 or the value of the Investment Account), or
         o a percentage of the Investment Account value as of the date you specify (other than the 29th, 30th or 31st).
     o You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly).
     o If the selected date is not a valuation date, the transfer is completed on the next valuation date.
     o The value of the Investment Account must be equal to or more than $2,500 when your scheduled transfers begin.
     o Transfers continue until your interest in the Investment Account has a zero balance or we receive notice to stop them.
     o We reserve the right to limit the number of Separate Account divisions from which simultaneous transfers are made. In no event will it ever be less than two.

Fixed Account Transfers
Transfers  from  your  investment  in  the  Fixed  Account  to  your  Investment
Account(s) are subject to certain limitations. You may transfer amounts by making either a scheduled or unscheduled Fixed Account transfer. You may not make both a scheduled and unscheduled Fixed Account transfer in the same policy year. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.

Unscheduled Tranfers You may make one unscheduled Fixed Account transfer to an Investment Account(s) within the 30 day period following the policy date and each policy anniversary. The transfer is made, and values determined, as of the end of the valuation period in which we receive your request.
     o You must specify the dollar amount or percentage to be transferred (not to exceed 25% of the Fixed Account value as of the latter of the policy date or the most recent policy anniversary).
     o The minimum transfer amount must be equal to or greater than the lesser of $100 or the entire value of your Fixed Account if less.

Scheduled Transfers (dollar cost averaging (DCA)) You may make scheduled transfers on a monthly basis from the Fixed Account to your Investment Account(s) as follows:
     o The value of your Fixed Account must be equal to or more than $2,500 when your scheduled transfers begin. We reserve the right to change this amount but it will never be more than $10,000.
     o   The amount of the transfer is:
         o   the dollar amount you select (minimum of $50), or
         o a percentage of the Fixed Account value (the maximum amount of the transfer is 2% of the Fixed Account value as of the specified date) as of the date you specify which may be:
             o the later of the policy date or most recent policy anniversary date, or
             o   the date the Company receives your request.
     o Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
     o If the selected date is not a valuation date, the transfer is completed on the next valuation date.

Scheduled transfers continue until your value in the Fixed Account has a zero balance or we receive your notice to stop them. You may change the amount of the transfer once each policy year by sending us a written request or calling us if telephone privileges apply (1-800-_________). If you stop the transfers, you may not start them again until six months after the last scheduled transfer.

Automatic Portfolio Rebalancing (APR)
APR allows you to maintain a specific percentage of your policy value in your Investment Accounts over time.
EXAMPLE: You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of your value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and applied to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.

     o You may elect APR at the time of application or after the Policy has been issued.
     o   APR transfers:
         o   do not begin until the expiration of the free-look period;
         o are done without charge (and are not counted as unscheduled transfers when determining any transfer fee);
         o   may be done on the frequency you specify:
             o quarterly APR transfers may be done on a calendar year or policy year basis,
             o semiannual or annual APR transfers may only be done on a policy year basis.
         o may be done, if telephone privileges apply, by calling us at 1-800-___________, mailing us your written request or faxing your request to us at 1-800-_______.
     o The transfers are made at the end of the next valuation period after we receive your instruction.
     o   APR is not available:
         o   for values in the Fixed Account, or
         o   if you have scheduled transfers from the same Investment Accounts.

Policy Loans
While your Policy is in effect and has a net surrender value, you may borrow money from us with the Policy as the security for the policy loan.
     o   The minimum policy loan is $500.
     o The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.
     o If telephone privileges apply, you may request a policy loan of $5,000 or less by calling us at 1-800-__________. If you do not have telephone privileges or are requesting a policy loan of more than $5,000, your request must be made in writing.
     o Generally, policy loan proceeds are sent within five business days from the date we receive your request (see GENERAL PROVISIONS - Delay of Payments).
     o Requests for policy loans from any joint owner are binding on all joint owners.

Loan Account
When a policy loan is taken, an amount equal to the loan is transferred from your Investment Account(s) and Fixed Account to your Loan Account. Loan Accounts are part of our General Account. You may instruct us on the proportions to be taken from your accounts. If you do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge. Any loan interest due and unpaid is transferred in the same manner.

Your Loan Account earns interest from the date of transfer. During the first ten policy years, the loan account interest rate is 6% per year. After the tenth policy year, the loan account interest rate is 7.75% per year.

You pay interest on your policy loan at the annual rate of 8%. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the policy loan amount causes additional amounts to be withdrawn from your Fixed Account and/or Investment Account(s) and transferred to the Loan Account. Withdrawals are made in the same proportions as described above.

Policy loans and unpaid loan interest reduce your net surrender value. If the net surrender value is less than the monthly policy charges on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination).

Whilethe Policy is in force and before the surviving insured dies, policy loans and loan interest may be repaid as follows:
     o   policy loans may be repaid totally or in part;
     o repayments are allocated to the Investment Account(s) and Fixed Account in the proportions used for allocation of premium payments; and
     o payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the Investment Account(s) and the interest credited to the Fixed Account. In addition, policy loans and unpaid loan interest are subtracted from:
     o   death proceeds at the death of the surviving  insured;
     o   surrender value upon total  surrender or termination of a Policy;  and
     o   maturity  proceeds payable at maturity.

Surrenders
You must send us a written request for any surrender. The request must be signed by all owners, irrevocable beneficiary(ies) if any and any assignees.

Total surrender You may surrender the Policy on or before the maturity date while the Policy is in effect. You receive the net surrender value at the end of the valuation period during which we receive your surrender request. The net surrender value is the total of the values of your Investment Accounts plus your Fixed Account plus your Loan Account minus any applicable surrender charge, policy loans and unpaid loan interest (see CHARGE AND DEDUCTIONS - Surrender Charge).
     o The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to surrender.
     o We reserve the right to require you to return the Policy to us prior to making any payment though this does not affect the amount of the cash surrender value.
     o If the total surrender is within ten years of the policy date or a face amount increase a surrender charge is imposed.

Partial surrender After the second policy anniversary and prior to the maturity date, you may surrender a part of the Fixed Account and/or Investment Account value by sending us a written request. The surrender is effective at the end of the valuation period during which we receive your written request for surrender. You may not request more than two partial surrenders in each policy year.

The minimum amount of a partial surrender is $500. The total of your two partial surrenders during a policy year may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year).

You pay a transaction fee on each partial surrender. The fee is the lesser of $25 or two percent of the amount surrendered. It is withdrawn in the same proportion as your monthly policy charge allocation.

Your policy value is reduced by the amount of the surrender and the transaction fee. We surrender units from the Investment Account divisions and/or Fixed Account to equal the dollar amount of the surrender request and transaction fee. The surrender is deducted from your Fixed Account value and/or your Investment Account(s) according to the surrender allocation percentages you specify. If surrender allocation percentages are not specified, we use your monthly policy charge allocation percentages. The amount surrendered is taken from the premiums paid on a last-in, first-out basis. No surrender charge is imposed on a partial surrender.

If Option 1 death benefit is in effect and a partial surrender is made, the face amount of the policy is also reduced by the amount of the surrender and the transaction fee. Total and partial surrenders from the Policy are generally paid within five business days of our receipt of your written request for surrender. Certain delays in payment are permitted (see GENERAL PROVISIONS - Delay of Payments).

DEATH BENEFITS AND RIGHTS

Death Proceeds
While the Policy remains in force and before the maturity date, we pay death proceeds upon the death of the surviving insured. If both insureds die simultaneously, then surviving insured shall mean the younger of the two insureds. No benefit is paid on the first death of an insured unless such benefit exists under a rider.
     o You must notify us of the first death of an insured as soon as possible after it occurs. (This facilitates the timely payment of death proceeds at the death of the surviving insured and may affect the status of any riders.)
     o We must receive proof of the deaths of both insureds and all other required documents.
     o Payments are made to your named beneficiary(ies) under your designated death benefit option (see GENERAL PROVISIONS Beneficiary).

The payments are made in cash lump sum or under a benefit payment option selected by the beneficiary(ies). Death proceeds are calculated as of the date of the surviving insured's death and include:
     o   death benefit described below;
     o   plus proceeds from any benefit rider on the surviving  insured's life;
     o   minus policy loans and unpaid loan interest;
     o minus any overdue monthly policy charges if the surviving insured died during a grace period;
     o plus interest on the death proceeds from date of death of the surviving insured until date of payment or application under a benefit payment option. (We determine the interest rate that is not less than the rate required by state law.)

Death Benefit Option
You choose death benefit Option 1 or Option 2 at the time of application.

Option 1 (level amount option). The death benefit is the greater of the Policy's current face amount or the policy value on the date of death of the surviving insured multiplied by the applicable percentage. The applicable percentage is 250% if the younger insured is age 40 or below and the percentage declines with increasing ages. The death benefit remains level unless the applicable percentage of policy value exceeds the current face amount (in which case the death benefit varies as the policy value varies).

Illustration of Option 1. Assume that the younger insured is under age 40 and that there is no loan amount and that the policy face amount is $500,000.

Under Option 1, the death benefit must be equal or greater than 250% of the policy value. If the policy value is more than $200,000, the death benefit is greater than $500,000. Each additional dollar added to the policy value above $200,000 increases the death benefit by $2.50. If the policy value exceeds $200,000 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.

Similarly, if the policy value exceeds $200,000, each dollar taken out of the policy value reduces the death benefit by $2.50. For example, if the policy value is reduced from $500,000 to $450,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,250,000 to $1,125,000. However, if at any time the policy value multiplied by the applicable percentage is less than the face amount, the death benefit equals the current face amount of the Policy.

The applicable percentage lowers as the younger insured's age increases. If the current age of the younger insured in the illustration is 50 (rather than age
40), the applicable percentage would be 185%. The death benefit would not be greater than the $500,000 face amount unless the policy value exceeded $270,270 rather than $200,000. Each dollar added to or taken from the policy value changes the death benefit by $1.85 (rather than $2.50).

Option 2 (variable amount option). The death benefit is equal to the greater of the current face amount plus the policy value on the date of death of the surviving insured or the policy value on the date of death of the surviving insured multiplied by the applicable percentage.

Illustration of Option 2. Assume that the younger insured is under age 40 and that there is no loan amount and that the policy face amount is $500,000.

Under Option 2, the death benefit is the face amount plus the policy value on the date of death of the surviving insured. For example, a policy with a policy value of $100,000 has a death benefit of $600,000 ($500,000 plus $100,000); a policy value of $300,000 has a death benefit of $800,000 ($500,000 plus $300,000). The death benefit however must be at least 250% of the policy value. As a result, if the policy value exceeds $333,334, the death benefit is greater than the face amount plus policy value. Each additional dollar of policy value above $333,334 increases the death benefit by $2.50. If the policy value exceeds $333,334 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.

If the policy value exceeds $333,334, each dollar taken out of the policy value reduces the death benefit by $2.50. For example, the policy value is reduced from $400,000 to $340,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,000,000 to $850,000. However, if the policy value multiplied by the applicable percentage is less than the policy face amount plus the policy value, then the death benefit is the current face amount plus the policy value on the date of death of the surviving insured.

The applicable percentage lowers as the younger insured's age increases. If the current age of the younger insured in the illustration is 50 (rather than age
40), the applicable percentage would be 185%. The death benefit would be the sum of the policy value plus $500,000 unless the policy value exceeded $588,237 rather than $333,334. Each dollar added to or taken from the policy value changes the death benefit by $1.85 (rather than $2.50).

                             APPLICABLE PERCENTAGES*
     (For ages not shown, the applicable percentages decrease by a pro rata portion for each full year.)

         Younger insured's attained age                        percentage
         ------------------------------                        ----------
                  40 and under                                     250
                  45                                               215
                  50                                               185
                  55                                               150
                  60                                               130
                  65                                               120
                  70                                               115
                  75 through 90                                    105
                  95 and older                                     101

     *We reserve the right, where allowed by law, to change or delete the percentages as required by changes to the Code.

Change in Death Benefit Option
You may change the death benefit option on or after the second policy anniversary. Up to two changes are allowed per policy year. Your request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with or next follows our approval. Changing the death benefit option changes the future cost of insurance.

If you change from Option 1 to Option 2, the new face amount is the old face amount decreased by the policy value (as of the effective date of the change). The change is not allowed if it would result in a face amount of less than $100,000. A change from Option 1 to Option 2 may require evidence of insurability for the new death benefit if required by our underwriting guidelines in place at the time of your request.

If you change from Option 2 to Option 1, the new face amount is the old face amount increased by the policy value (as of the effective date of the change). A change from Option 2 to Option 1 does not require evidence of insurability.

Adjustment Options
Increase in policy face amount. You may request an increase at any time provided that the policy is not in a grace period, and monthly policy charges are not being waived under a rider. The minimum increase in face amount is $100,000. A face amount increase request made in the first 60 policy months will increase the minimum monthly premium for the remainder of the 60 months.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insureds.

We will approve your request if:
     o   both insureds are alive at the time of your request; and
     o the attained age of the older insured is age 90 or less and of the younger insured is 85 or less at the time of the request; and
     o we receive evidence satisfactory to us that at least one of the insureds is insurable under our underwriting guidelines in place at the time of your request.

The increase in face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of your request. No free-look period applies to an increase in face amount.

We calculate an "adjustment conditional receipt premium deposit" based on your request for an increase. If you make a payment with your adjustment application of at least as much as the adjustment conditional receipt premium deposit, we issue a conditional receipt. The conditional receipt shows receipt of the payment and outlines any interim insurance coverage.

Any payment made with the adjustment application is held in our General Account without interest. If we approve the adjustment, on the effective date of the adjustment, the amount of the premium payment being held minus the premium expense charge, is moved to the Investment Accounts and/or Fixed Account. Your current premium allocation percentages are used to make this allocation.

Decrease in policy face amount. After the first two policy years, you may request a decrease in the policy face amount as follows:
     o   the request  must be made on an adjustment application;
     o   the application must be signed by both the owner(s) and the insured(s);
     o   the policy is not in a grace period;
     o   monthly policy charges are not being waived under a waiver rider; and
     o   the decrease may not reduce the policy face amount below $100,000.

CHARGES AND DEDUCTIONS

We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated. Fees for administrative expenses are also charged on certain transfers and all partial surrenders.

Premium Expense Charge
When we receive your premium payment, we deduct a premium expense charge. Deductions from premiums during each of the first ten years and with respect to premiums made because of a face amount increase, during the first ten years after the increase equal:
     o sales load of 5.0% of premiums paid which are less than or equal to target premiums (2.0% of premiums in excess of target premiums) (See Appendix B for additional information on target premiums.)
     o   plus 2.20% for state and local taxes
     o   plus 1.25% for federal taxes.

Deductions from premiums after the tenth policy year (and after ten years of a face amount increase) equal:
     o   sales load of 2.0% of premiums made
     o   plus 2.20% for state and local taxes
     o   plus 1.25% for federal taxes.

The sales load is intended to pay us for distribution expenses. These expenses include commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising. Sales loads charged in any policy year are not necessarily related to actual distribution expenses incurred in that year. We expect that the majority of these expenses are incurred in the early years of a Policy and that any deficit is made up during the life of the Policy.

If distribution expenses are more than the sales load (including the sales load portion of the surrender charge), the deficit is made up from our other assets or surplus in our General Account.

Monthly Policy Charge
The monthly policy charge is intended to cover certain charges and expenses incurred in connection with the Policy. Deductions are made up of:
     o   a charge for the cost of insurance;
     o   a charge for any optional benefit added by rider(s);
     o   a monthly administration charge; and
     o   a mortality and expense risks charge.

On the policy date and each monthly date thereafter, we deduct the charge from your policy value in the Investment Accounts and/or Fixed Account (but not your Loan Account). The deduction is made using your current monthly policy charge allocation percentages.Your allocation percentages may be:
     o   the same as allocation  percentages for premium payments;
     o   determined on a prorated basis; or
     o   determined by any other allocation method which we agree upon.

The allocation percentage for each Investment Account and/or the Fixed Account must be zero or a whole number not less than 10. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the date we receive the request. If we cannot follow your instructions because of insufficient value in any Investment Account and/or the Fixed Account, the monthly policy charge is deducted on a prorated basis.

Cost of Insurance Charge
Your monthly cost of insurance charge is (a) multiplied by (b minus c) where:
     o   (a) is the cost of insurance rate described below divided by 1,000;
     o (b) is the death benefit at the beginning of the policy month, divided by 1.0024663 (the sum of one plus the monthly guaranteed fixed account interest rate); and
     o (c) is the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

The cost of insurance rate is based on the gender*, issue age, duration since issue, smoking status, and risk classification of each insured. We determine the rate based on our expectation as to mortality experience. Changes in the cost of insurance rates apply to all individuals of the same age, gender* and risk classification. The rate will never exceed the rate shown in the Table of Guaranteed Maximum Cost of Insurance Rates in the Policy. The guaranteed maximum cost of insurance rate is based on the gender*, attained age and risk classification of each insured.

Different cost of insurance rates may apply to face amount increases. The cost of insurance for the increase is based on each insured's gender*, issue age, duration since issue, smoking status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on each insured's gender*, attained age and risk classification at the time of the increase.

     * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.

Administration Charge
1)  Current charges
     o   The current monthly administration charge is $8.00 per month.
     o An additional monthly administration charge is imposed in the first ten policy years (and ten years after an increase in the face amount) of $.07 per $1,000 of face amount. The charge of $.07 per $1,000 of face amount is increased by $.005 per $1,000 for each insured that is classified as a smoker.

2)  Guaranteed administration charges
In all policy years, the guaranteed maximum monthly administration charge is $8.00 per month plus ($.08 per $1,000 of face amount). The charge of $.08 per $1,000 of face amount is increased by $.005 per $1,000 for each insured that is classified as a smoker.

The monthly administration charge reimburses us for the administrative expenses of the Policy and the Separate Account. Administration expenses do not include the cost of selling the Policy. They do include the costs of: processing applications; conducting medical examinations; determining insurability; establishing and maintaining records; processing death benefit claims and policy changes, reporting and overhead. We do not expect to collect more from the administration charges than our actual accumulated expenses.

Mortality and Expense Risks Charge
The mortality risk we assume is that insureds may live for a shorter period of time than we estimate. As a result, we would have to pay a greater amount in death benefits than we collect in premium payments. The expense risk we assume is that expenses incurred in issuing and administering the policy are greater than we estimated. The Company expects to make a profit from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

Each month during the first nine policy years, we deduct a charge for these risks at an annual rate of 0.80% of your Investment Account(s). Each month thereafter, we deduct a charge at an annual rate of 0.30% of your Investment Account(s).

We reserve the right to increase the annual rate but guarantee that the maximum annual rate will not exceed 0.80%. If we increase the annual rate, the increase will only apply to policies issued on or after the date of the increase.

Transaction Charge
A transaction fee of the lesser of $25 or 2% of the surrender amount applies to each partial surrender. The fee is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge.

We reserve the right to charge a transfer fee on each unscheduled transfer after the 12th such transfer in a policy year. The fee will not be more than $25 per unscheduled transfer.

Surrender Charge
Surrender charges vary based on the target premium of the policy and the premiums paid. The charge applies only during the first ten policy years unless there is a face amount increase. A face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the policy is the sum of the surrender charges for the face amount at issue and each face amount increase. The surrender charge is not affected by any decrease in face amount or any change in face amount resulting from a change of death benefit options.

The surrender charge compensates us for expenses relating to the sale of the Policy. These include commissions, advertising and printing of prospectuses and sales literature. The surrender charge also reimburses us for expenses incurred in issuing the Policy. These expenses include processing the application (primarily underwriting) and setting up records. This charge is intended to cover the average anticipated issue expenses for all Policies. There may not be a direct relationship between the amount of the charge for any given Policy and the amount of expenses attributable to that Policy.

The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.

Surrender charge percentage. The surrender charge during any policy year is equal to the number of target premiums from the table below multiplied by the applicable surrender charge percentage also shown below:

     Joint Equivalent Age (JEA)
          on policy or                                  Number of
         adjustment date                             target premiums
     --------------------------                      ---------------
          75 or less                                      1.00
          76 through 85                                   0.90
          86 or greater                                   0.75

                          Surrender Charge Percentage Table
                          ---------------------------------
     Number of years since policy date               The following percentage of
         and/or the adjustment date                  surrender charge is payable
     ---------------------------------               ---------------------------
              1 through 5                                      100.00%
              6                                                 95.24
              7                                                 85.71
              8                                                 71.43
              9                                                 52.38
              10                                                28.57
              11 and later                                      00.00

The surrender charge on a face amount increase is calculated by multiplying the increase in target premium due to the face increase by the applicable number of target premiums from the table above. This result is multiplied by the applicable surrender charge percentage from the above table to get the increase in surrender charges for all years.

Other Charges
The Investment Accounts represent shares of divisions of the Separate Account. The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the fund. Current management fees and operating expenses for each mutual fund are shown in the section entitled THE FUNDS.

THE FIXED ACCOUNT
You may allocate net premiums and transfers from your Investment Account(s) to the Fixed Account. The Fixed Account is part of our General Account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. You may obtain more information regarding the Fixed Account from our home office or from a sales representative.

Our obligations with respect to the Fixed Account are supported by our General Account. Subject to applicable law, we have sole discretion over the investment of assets in the General Account.

We guarantee that net premiums allocated to the Fixed Account accrue interest daily at an effective annual rate of 3% compounded annually. We may, in our sole discretion, credit interest at a higher rate.

The mortality and expense risks charge is not imposed on amounts in the Fixed Account. The value of your Fixed Account on any valuation day is:
     o   net premiums  allocated to the Fixed  Account
     o   plus  transfers from the Investment Account(s)
     o   plus interest credited to the Fixed Account
     o   minus surrenders, surrender charges and monthly policy charges
     o   minus transaction fees allocated to the Fixed Account
     o   minus transfers to the Loan Account
     o minus transfers to the Separate Account.

POLICY TERMINATION AND REINSTATEMENT

Policy Termination
You must make an initial minimum premium payment to have coverage under the Policy.

If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. However, during the first 60 policy months, the Policy will stay in force if (a minus b) is greater than or equal to
(c) where:
     o   (a) is the sum of the premiums paid;
     o (b) is the sum of all existing policy loans, unpaid loan interest, partial surrenders and transactions charges; and
     o (c) is the sum of the minimum monthly premiums since the policy date to the most recent monthly date.

After the first 60 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
     o your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date, or
     o   the death benefit  guarantee rider is in effect.

GracePeriod. The grace period begins when we send you a notice of pending lapse. The notice:
     o   is mailed to your last known post office address;
     o   shows the minimum payment required to keep the Policy in force; and
     o shows the 61-day period during which we will accept the required payment.

If you are in a grace period, the minimum payment is equal to (a) plus (b) divided by (c) where:
     o (a) is the amount by which the surrender charge is more than the policy value on the monthly date at the start of the grace period before the monthly policy charge is deducted,
     o   (b) is three monthly policy charges, and
     o (c) is one minus the maximum premium expense charge percentage (see CHARGES AND DEDUCTIONS - Premium Expense Charge).

This payment is intended to a) reimburse us for the monthly policy charges during the grace period, and b) provide enough policy value to pay the monthly policy charge on the first monthly date after the grace period. To cover past due policy charges, if the grace period ends before we receive the minimum payment, we keep any remaining value in the Policy.

Due to possible adverse market fluctuations, there is no guarantee that the amount requested at the beginning of the grace period is enough to pay the monthly policy charges as they are processed. If the net surrender value is not at least as much as the monthly policy charge on any monthly date, a new 61-day grace period starts.

The Policy is in force during a grace period. If we do not receive the required payment, the Policy terminates as of the monthly date on or immediately preceding the start of the grace period. If the surviving insured dies during a grace period, policy proceeds are reduced by:
     o all monthly policy charges due and unpaid at the death of the surviving insured, and
     o   any policy loans and unpaid loan interest.

The Policy also terminates when:
     o   you make a total policy surrender;
     o   death proceeds are paid; and
     o   maturity proceeds are paid.

When the Policy terminates, all of the owners' policy rights and privileges end.

Reinstatement
Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient value. The Policy may only be reinstated:
     o   prior to the maturity date and while at least one insured is alive;
     o upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
     o   if you make a payment of a reinstatement premium which is equal to
         (a) plus (b) divided by (c) where:
         (a) is the amount by which the surrender charge is more than the policy value on the monthly date at the start of the grace period before the monthly policy charge is deducted,
         (b) is three monthly policy charges, and
         (c) is one minus the maximum premium expense charge percentage (see CHARGES AND DEDUCTIONS - Premium Expense Charge).
     o if the application for reinstatement is mailed to us within three years of the Policy termination (in some states, we must provide a longer period of time for Policy reinstatement); and
     o if a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest is not collected for the period the Policy was terminated).

We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with your reinstatement application are held without interest until the reinstatement date. They are allocated to your selected Investment Accounts and/or Fixed Account on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner(s) are restored upon reinstatement.

If you reinstate your Policy and then it is totally surrendered, a surrender charge may be imposed. The charge, if any, is calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not credited toward the number of policy years to make this calculation.

OTHER MATTERS

Voting Rights
We vote Investment Account shares held in the Separate Account at shareholder meetings. We follow the voting instructions received from people having the voting interest in the Account shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the Investment Accounts. Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.

According to procedures adopted by the mutual fund, voting instructions are solicited by a written proxy statement before a shareholder meeting. We vote other Account shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Account shares held in our General Account are voted in proportion to instructions that are received with respect to the participating contracts.

If we determine, under applicable law, that Account shares need not be voted according to the instructions received, we may vote Account shares held in the Separate Account in our own right.

We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to:
     o   change a subclassification or investment objective of the Account, or
     o   disapprove an investment advisory contract of the fund or Account, or
     o approve changes initiated by an owner in the investment policy or investment advisor of the Account or mutual fund if we reasonably disapprove of the changes.

The change would be disapproved only if:
     o   the proposed change is contrary to state law;
     o   prohibited by state regulatory authorities; or
     o we determine the change is inconsistent with the investment objectives of the mutual fund.

If we disregard voting instructions, a summary of the action and the reason for the actions will be included in the next semiannual report from the underlying fund to owners.

Statement of Values
You receive an annual statement at the end of each policy year. The statement will show:
     o   current death  benefit;
     o   current  policy value and surrender value;
     o   all premiums paid since the last  statement;
     o   all charges since the last  statement;
     o   any policy  loans and unpaid loan  interest;
     o   any partial surrenders since the last statement;
     o   the number of units and unit value;
     o   total value of each of your  Investment Accounts and the Fixed Account;
     o   designated  beneficiary(ies); and
     o   all riders included in the Policy.

You will also receive a statement as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-800-_______________.

We also send you the reports required by the Investment Company Act of 1940.

Services Available by Telephone
Telephone Instructions. Unless you decline telephone privileges, instructions for the following transactions may be given to us via the telephone:
     o policy loans (loan proceeds are only mailed to the owner's address of record);
     o   changes in allocations of future premium payments;
     o   changes in allocation  of  the  monthly   policy   charge;
     o   changes  to  your  APR instructions;
     o   changes to your DCA instructions; and
     o provide instructions for unscheduled Investment Account and/or Fixed Account transfers.

Telephone instructions:
     o may be given by calling us at 1-800-___________ between ____ a.m. and ______ p.m. Central Time on any day that the New York Stock Exchange is open;
     o must be received by us before the close of the New York Stock Exchange (generally 3:00 p.m. Central Time) to be effective the day you call;
     o are effective the next valuation day if not received until after the close of the New York Stock Exchange; and
     o   from one joint owner are binding on all joint owners.

Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction requests, the Separate Account and the Company reserve the right to refuse telephone orders. You are liable for a loss resulting from a fraudulent telephone order that we reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the owner's address of record.

Direct Dial. You may receive information about your policy from our Direct Dial system between ______ a.m. and ________ p.m. Central Time, Monday through Saturday. The Direct Dial number is 1-800-____________. Through this automated system, you can:
     o   obtain  information  about  unit  values and  policy  values,
     o   initiate certain changes to your policy,  and
     o   change your personal  identification number.

Instructions from one joint owner are binding on all joint owners.

GENERAL PROVISIONS
The Contract
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised Policy or data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

Optional Insurance Benefits
Subject to certain conditions, you may add one or more supplemental benefits to your Policy. These include:
     four year term insurance rider           policy split option rider
     single life term insurance rider         enhanced death benefit rider
     extended coverage rider                  death benefit guarantee rider

Detailed information concerning supplemental benefits may be obtained from an authorized agent or our home office. Not all supplemental benefits are available in all states. The cost, if any, of an optional insurance benefit is deducted as part of your monthly policy charge.

Death Benefit Guarantee Rider (also known as the "no lapse guarantee"). This rider provides that if the rider premium is paid, the Policy does not lapse even if the net surrender value is not enough to pay the monthly policy charges on a monthly date. This rider is automatically made a part of the policy if the planned periodic premium is equal to or greater than the death benefit guarantee premium.

The  death benefit (no lapse) guarantee premium requirement is met if:
     o   the sum of all  premiums  paid
     o   minus any  partial  surrenders
     o   minus any policy loans and unpaid loan interest

is at least as much as the death benefit guarantee monthly premiums since the policy date to the most recent monthly date. Your most recent death benefit (no lapse) guarantee premium is shown on your current data page.

The death benefit (no lapse) guarantee premium is based on the issue age, gender (where permitted by law) and risk classification of each insured. The monthly death benefit (no lapse) guarantee premium is considered to be zero for any month that deductions are being waived. This premium may change if:
     o   the Policy face amount is changed,
     o   the death benefit option is changed,
     o   a rider is added or deleted, or
     o   an adjustment is made to your Policy.

As a result of a change, an additional premium may be required to satisfy the new death benefit (no lapse) guarantee premium.

If on any monthly date, the death benefit (no lapse) guarantee premium requirement is not met, we send you a notice stating the premium required to reinstate the rider. If the premium required to maintain the guarantee is not received in our home office before the expiration of the 61-day grace period (which begins when the notice is mailed), the death benefit (no lapse) guarantee is no longer in effect and the rider is terminated. If the rider terminates, it may not be reinstated.

Extended Coverage Rider This rider allows, under certain conditions, the Policy to remain in force until the death of the surviving insured - with a death benefit being paid rather than maturing the Policy.

Misstatement of Age or Gender
If the age or, where applicable, gender of either of the insureds has been misstated, we adjust the death benefit payable under your Policy to reflect the amount that would have been payable at the correct ages and gender.

Assignment
You may assign your Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.

Ownership
You may change your ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

Unless changed, the owner(s) is as named in the application. The owner(s) may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).

All rights and privileges of ownership of a Policy end if the Policy is surrendered, death or maturity proceeds are paid, or if the grace period ends without our receiving the payment required to keep the Policy in force. The rights and privileges end as of the monthly date on or immediately preceding the start of the grace period.

If an owner dies before the Policy terminates, the surviving owner(s), if any, succeed to that person's ownership interest, unless otherwise specified. If all owners die before the policy terminates, the Policy passes to the estate of the last surviving owner.
With our consent, you may specify a different arrangement for contingent ownership.

Beneficiary
You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

If no beneficiary(ies) survives the death of the surviving insured, the death proceeds are paid to the owner(s) or the estate of the owner (s) in equal percentages unless otherwise specified.

Benefit Instructions
While either insured is alive, you may give us instructions for payment of death proceeds under one of the benefit options of the Policy. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit instructions are revoked.

Benefit Payment Options
While the surviving insured is alive, you may arrange for death proceeds to be paid in a lump sum or under one of the benefit payment options. These choices are also available if the Policy is surrendered or matures.

     o   Option A - Special Benefit Arrangement
         A specially  designed benefit option may be arranged with our approval.
     o   Option B - Proceeds left at interest
         We hold the amount of the benefit on deposit. Interest payments are made annually, semiannually, quarterly or monthly as selected.
     o   Option C - Fixed Income
         We pay income of a fixed amount for a fixed period (not exceeding 30 years).
     o   Option D - Life Income
         We pay income during a person's lifetime. A minimum guaranteed period may be used.
     o   Option E - Joint and Survivor Life Income
         We pay income during the lifetime of two people and continue until the death of the survivor. This option includes a minimum guaranteed period of 10 years.
     o   Option F - Joint and Two-thirds Survivor Life Income
         We pay an income during the lifetime of two people and two-thirds of the original amount during the remaining lifetime of the survivor.

Interest at a rate set by us, but never less than required by state law, applies to:
     o   determine the payment under Option B, and
     o any interest in excess of the guaranteed minimum is added to payments under Option C.

Right to Exchange Policy
During the first 24 months after the policy date (except during a grace period), you have the right to make an irrevocable, one-time election to transfer all of your Investment Account values to the Fixed Account. No charge is imposed on this transfer.

Your request must be in writing and be signed by the owner(s). The request must be postmarked or delivered to our home office before the end of the 24-month period. The transfer is effective when we receive your written request.

Non-Participating Policy
The Policies do not share in any divisible surplus of the Company.

Incontestability
We will not contest the insurance coverage provided by the Policy, except for any increases in face amount, after the Policy has been in force during the lifetime of either insured for a period of two years from the policy date. Any face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. The time limit in the incontestability period does not apply to fraudulent mistrepresentations.

Suicide
Death proceeds are not paid if either insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of face amount increase with respect to such increase). In the event of the suicide of either insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any policy loans and unpaid loan interest and partial surrenders. In the event of suicide within two years of a face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. If the suicide occurs at the death of the first insured, this amount will be paid to the owner(s) of the Policy. If the suicide occurs at the death of the surviving insured, this amount will be paid to the beneficiary(ies).

Delay of Payments
Payment due to exercise of your rights under the free-look provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from an Investment Account are generally made within five days after we receive your instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, total or partial surrender, policy loan, death, maturity or the transfer to or from a division of the Separate Account may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).

The right to sell shares may be suspended during any period when:
     o trading on the New York Stock Exchange is restricted as determined by the SEC or when the Exchange is closed for other than weekends and holidays, or
     o   an emergency  exists, as determined by the SEC, as a result of which:
         o disposal by a fund of securities owned by it is not reasonably practicable;
         o it is not reasonably practicable for a fund to fairly determine the value of its net assets; or o the SEC permits suspension for the protection of security holders.

If payments are delayed and your instruction is not canceled by your written instruction, the amount of the transaction is determined the first valuation date following the expiration of the permitted delay. The transaction is made within five days thereafter.

In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.

Addition, Deletion or Substitution of Investments
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
     o transfer assets in any division to another division or to the Fixed Account;
     o   add, combine or eliminate  divisions in the Separate Account; or
     o substitute the shares of an Investment Account for the Investment Account shares in any division:
         o if shares of an Investment Account are no longer available for investment; or
         o if in our judgement, investment in an Investment Account becomes inappropriate considering the purposes of the Separate Account.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another Investment Account(s) and/or the Fixed Account without charge. You may exercise this exchange privilege until the latter of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s)

DISTRIBUTION OF THE POLICY
We intend to sell the Policies in all jurisdictions where we are licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD).

The Policies will be distributed by the general distributor, Princor Financial Services Corporation (Princor), which is an affiliate of ours. Princor is a securities broker-dealer registered with the SEC and a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.

For Policies sold through Princor, commissions generally will be no more than 50% of premium received in the first policy year or the first year following an adjustment up to the planned periodic premium (not to exceed target premium). In addition, a commission of up to 3% of premium above the lesser of planned periodic or target premium received in the first policy year (or first year following an adjustment) may be paid. In the second through tenth years following the policy date (or adjustment date), commissions range from 0% to 2% of premiums received. A service fee of up to 2% is paid on premiums received after the second policy year. Expense allowances may be paid to agents and brokers based on premiums received.

OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION
The officers and directors of the investment advisor, Principal Management Corporation, are shown below. This list includes some of the same people (designated by *), who are serving in the same capacities as officers and directors of the underwriter, Princor Financial Services Corporation. The principal business address for each officer and director is: Principal Financial Group, Des Moines, Iowa 50392.

       * JOHN E. ASCHENBRENNER              Director
         CRAIG R. BARNES                    Vice President
       * CRAIG L. BASSETT                   Treasurer
       * MICHAEL J. BEER                    Senior Vice President and Chief Operating Officer
       * MARY L. BRICKER                    Assistant Corporate Secretary
       * DAVID J. DRURY                     Director
       * ARTHUR S. FILEAN                   Vice President
       * PAUL N. GERMAIN                    Vice President - Mutual Fund Operations
       * ERNEST H. GILLUM                   Vice President - Compliance and Product Development
       * THOMAS J. GRAF                     Director
       * J. BARRY GRISWELL                  Chairman of the Board and Director
       * JOYCE N. HOFFMAN                   Vice President and Corporate Secretary
       * STEPHAN L. JONES                   Director and President
       * ELLEN Z. LAMALE                    Director
       * GREGG R. NARBER                    Director
       * RICHARD L. PREY                    Director
       * LAYNE A. RASMUSSEN                 Controller - Mutual Funds
       * ELIZABETH R. RING                  Controller
       * MICHAEL J. ROUGHTON                Counsel
       * JEAN B. SCHUSTEK                   Product Compliance Officer - Registered
                                            Products
         DEWAIN A. SPARRGROVE               Vice President

OFFICERS AND DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY
Principal Life Insurance Company is managed by a Board of Directors. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

Executive Officers (other than Directors):
       JOHN EDWARD ASCHENBRENNER            Senior Vice President
       PAUL FRANCIS BOGNANNO                Senior Vice President
       CHARLES ROBERT DUNCAN                Senior Vice President
       DENNIS PAUL FRANCIS                  Senior Vice President
       THOMAS JEFFERSON GAARD               Senior Vice President
       MICHAEL HARRY GERSIE                 Senior Vice President
       THOMAS JOHN GRAF                     Senior Vice President
       ROBB BRYAN HILL                      Senior Vice President
       GREGG ROSS NARBER                    Senior Vice President and General Counsel
       MARY AGNES O'KEEFE                   Senior Vice President
       RICHARD LEO PREY                     Senior Vice President
       ROBERT ALLEN SLEPICKA                Senior Vice President
       NORMAN RAUL SORENSEN                 Senior Vice President
       CARL CHANSON WILLIAMS                Senior Vice President and Chief Information Officer

Directors:
Name, Positions and Offices                 Principal Occupation During Last 5 Years
------------------------------------------------------------------------------------
RUTH MARGARET DAVIS                         President and Chief Executive Officer, The Pymatuning Group, Inc.
Director
Member, Nominating Committee

DAVID JAMES DRURY                           Chairman and Chief Executive Officer, Principal Life Insurance Company since
Director                                    January 1995. President and Chief Executive Officer from 1994 - 1995; President from
Chairman of the Board                       1993-1994; Executive Vice President from 1992 - 1993.
Chair, Executive Committee

CHARLES DANIEL GELATT, JR.                  President, NMT Corporation.
Director
Member, Executive Committee
Chair, Human Resources
Committee

JOHN BARRY GRISWELL                         President, Principal Life Insurance Company since March 1998. Executive Vice
Director                                    President 1996 - 1998. Senior Vice President 1988 - 1996.

GERALD DAVID HURD                           Retired. Chairman and Chief Executive Officer, Principal Life Insurance Company 1989
Director                                    1994.
Member, Executive and
Nominating Committees

CHARLES SAMUEL JOHNSON                      Chairman,  President and Chief  Executive  Officer,  Pioneer  Hi-Bred  International,
Director                                    Inc. since December 1996.  President and Chief Executive  Officer 1995 - 1996.
Member, Audit Committee                     President and Chief Operating Officer 1995. Executive Vice President  1993 - 1995.

WILLIAM TURNBALL KERR                       Chairman,  President & Chief Executive  Officer,  Meredith  Corporation since January
Director                                    1998. President and Chief Executive  Officer,  1997-1998. President and Chief Operating
Member, Executive Committee and             Officer 1994-1997. Prior thereto, Executive Vice President.
Chair, Nominating Committee

LEE LIU                                     Chairman of the Board,  Alliant  Corporation since April 1998. Chairman and Chief
Director                                    Executive Officer, IES Industries, Inc., November 1996-April 1998. Prior thereto,
Member, Executive and Human                 Chairman, President and Chief Executive Officer.
Resources Committees

VICTOR HENDRIK LOEWENSTEIN                  Managing Partner, Egon Zehnder International
Director
Member, Audit Committee

RONALD DALE PEARSON                         Chairman, President and Chief Executive Officer, Hy-Vee, Inc.
Director
Member, Human Resources
Committee

JOHN ROY PRICE                              Managing  Director, The Chase  Manhattan Corporation  since  April 1996. Prior thereto,
Director                                    Director, Chemical Banking Corporation.
Member, Nominating Committee

DONALD MITCHELL STEWART                     President, The College Board.
Director
Member, Human Resources
Committee

ELIZABETH EDITH TALLETT                     President & CEO of Dioscor, Inc. since 1996. Also, President and Chief Executive Officer
Director                                    Ellard  Pharmaceuticals,  Inc.  since 1997 and  Chairman of Humascan,  Inc.  since
Chair, Audit Committee                      1998. President and Chief Executive Officer,  Transcell Technologies,  Inc. 1992 - 1996.

DEAN DICKSON THORNTON                       Retired since 1993. Prior thereto President, Boeing Commercial Airplane Group.
Director
Member, Audit Committee

FRED WILLIAM WEITZ                          President, Chairman of the Board and Chief Executive Officer, Essex Meadows, Inc. since
Director                                    1995. Prior thereto,  President,  Chairman of the Board, and Chief Executive  Officer,
Member, Human Resources                     The Weitz Corporation and its subsidiaries.
Committee

STATE REGULATION
The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa or her representatives at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.

FEDERAL TAX MATTERS
The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy. You should consult a qualified tax adviser about the tax implications of taking action under a Policy.

Tax Status of the Company and the Separate Account
We are taxed as an insurance company under subchapter L of the Code. The Separate Account is not a separate taxable entity. Its operations are taken into account by us in determining our tax liability. All Separate Account investment income and realized net capital gains are reinvested and taken into account in determining policy values and are automatically applied to increase the book reserves associated with the Policies.

Charges for Taxes
We impose a federal tax charge equal to 1.25% of premiums received under the Policy to compensate us for the federal income tax liability we incur by reason of receiving those premiums. We believe that this charge is reasonable in relation to the increased tax burden the Company incurs as a result of Section 848 of the Code. No other charge is currently made to the Separate Account for federal income taxes of the Company that may be attributable to the Separate Account. Periodically, we review the appropriateness of charges to the Separate Account for federal income taxes. In the future, a charge may be made for federal income taxes incurred by us and attributable to the Separate Account. In addition, depending on the method of calculating interest on policy values allocated to the Fixed Account, a charge may be imposed for the Policy's share of our federal income taxes attributable to the Fixed Account.

Under current law, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change attributable to state or local taxes, we reserve the right to charge the Separate Account for the portion of taxes, if any, attributable to the Separate Account.

Diversification Standards
The Policy should qualify as a life insurance contract as long as the underlying investments for the Policy satisfy diversification requirements of Section 817(h) of the Code.

IRS Definition of Life Insurance
The Policy should qualify as a life insurance contract as long as it satisfies certain tests under Sections 7702 of the Code.
     o The Policy qualifies if it satisfies a cash value accumulation test or a guideline premium requirement and falls within a cash value corridor.
     o If at any time a premium is paid which would result in total premiums exceeding the current maximum premium allowed, we only accept that portion of the premium which would make the total premiums equal the maximum.

Modified Endowment Contract Status
Section 7702A of the Code sets forth a classification of life insurance policies known as "Modified Endowment Contracts." Policy loans and partial surrenders from a policy that is classified as a modified endowment contract are taxable as ordinary income to the owner in an amount equal to the lesser of the amount of the loan/partial surrender or the excess of policy value over the owner's investment in the Policy. Additionally, taxable distributions are subject to a federal income tax penalty of 10% unless the payment is:
     o   made after the owner attains age 59 1/2;
     o   attributable to the taxpayer becoming disabled; or
     o part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. If you contemplate a large premium payment under this Policy, and you wish to avoid modified endowment contract status, you may contact us before making the payment and we will tell you the maximum amount which can be paid into the Policy before it would become a modified endowment contract.

Policy Surrenders and Partial Surrenders
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner(s) is not taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any policy loan, upon surrender or lapse, is added to the cash surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

A total surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. During the first 15 policy years, an amount may be taxable prior to your tax-free recovery of your investment in the Policy if the partial surrender results in or is necessitated by a reduction in death benefits. A qualified tax advisor should be consulted regarding the tax consequences of any partial surrender during the first 15 policy years.

The increase in policy value of the Policy is not included in gross income unless and until there is a total surrender or partial surrender under the Policy. A complete surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent the distribution exceeds your investment in the Policy. Transfers between the Investment Accounts and/or the Fixed Account are not considered as distributions from the Policy and would not be considered taxable income.

Policy Loans and Loan Interest
Loans received under the Policy are generally recognized as loans for tax purposes and are not considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors. Due to the complexity of these factors, you should consult a competent tax advisor as to the deductibility of interest paid on policy loans. If the Policy is a modified endowment contract, a policy loan is taxable to an amount equal to the lesser of the amount of the loan or the excess of policy value over the owner's investment in the Policy.

Corporate Alternative Minimum Tax
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by Secition 55(c) of the Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

Exchange or Assignment of Policies
A change of policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

Withholding
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.

Other Tax Issues
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the policy beneficiary(ies) if you or the insured dies. Any person concerned about the estate implications of the Policy should consult a competent tax advisor.

EMPLOYEE BENEFIT PLANS
The United States Supreme Court has held that optional annuity benefits under a qualified deferred compensation plan cannot vary on the basis of gender. Polices are available for use in connection with employment related insurance or benefit plans which do not vary between male and female insured of a particular age and underwriting classification. A competent tax advisor should be consulted on these matters.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Policies, including our right to issue Policies under Iowa Insurance Law, have been passed upon by Gregg
R. Narber, Senior Vice President and General Counsel.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

REGISTRATION STATEMENT
This prospectus omits some information contained in the registration statement that we have filed with the SEC. Statements contained in this prospectus are summaries of the contents of the Policy and other legal documents.

OTHER VARIABLE INSURANCE CONTRACTS
The Company currently offers other variable life contracts that participate in the Separate Account. In the future, we may designate additional group or individual variable annuity contracts as participating in the Separate Account.

Reservation of Rights
The Company reserves the right to amend or terminate the special plans described in this prospectus. Such plans include preauthorized premium payments, dollar cost averaging (DCA) and automatic portfolio rebalancing (APR). In addition, we reserve the right to charge a transfer fee of no more than $25 for each unscheduled transfer after the 12th such transfer in a policy year. You would be notified of any such action to the extent required by law.

YEAR 2000

              The Year 2000 information will be added by amendment.

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Financial Group(R) (comprised of Principal Life Insurance Company and its subsidiaries) are included in this prospectus. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

CUSTOMER INQUIRIES
Your questions should be directed to: Survivorship Flexible Premium Variable Universal Life, Principal Financial Group, P.O. Box ________, Des Moines, Iowa _____-_______, 1-800- _____________________.

FINANCIAL STATEMENTS

       The financial statements of the Company will be added by amendment.

                                   APPENDIX A

The following tables illustrate how the policy value, surrender value and death proceeds of the Policy may change with the investment experience of the Investment Accounts. The tables show how these amounts in the Policy issued to insureds with a given joint equivalent age (JEA) varies over time if planned periodic premiums are paid annually and if the investment return of the assets in the Investment Accounts were a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The death benefits and values would be different from those shown if the return averaged 0%, 6% or 12%, but fluctuated above and below those averages during the year. Both death benefit option 1 and option 2 are illustrated.

The illustrations reflect a hypothetical Policy issued to a 55 year-old male nonsmokers and a 50 year-old female non-smoker. llustrations for younger males or females would be more favorable than those presented. Illustrations for older males or smokers would be less favorable.
     o Illustrations 1 and 3 reflect current administrative and cost of insurance charges.
     o Illustrations 2 and 4 reflect the guaranteed maximum administration and cost of insurance charges.

The illustrations reflect all Policy charges including:
     o   deductions  from premiums for sales load and state and federal  taxes;
     o   monthly administration charges;
     o   cost of insurance charge;
     o   mortality and expense risks charge; and
     o contingent deferred sales load that may be deducted if the Policy were fully surrendered or lapsed.

In addition, the illustrations reflect the average fees and expenses of the Investment Accounts. The average fees and expenses of the Accounts may decrease or increase in the future. Such a change would make the operating expenses actually incurred by an Account differ from the average rate used in the illustrations.

The illustrations are based on the assumption that:
     o payments are made according to the $16,000 annual target premium schedule;
     o   no values are allocated to the Fixed Account;
     o   no changes are made to the death benefit option or face amount;
     o   no policy loans and/or partial surrenders are made; and
     o   no riders are in effect.

Upon request, we will prepare a comparable illustration based upon the proposed insureds' actual age, gender, smoking status, risk classification and desired Policy features.

In advertisements or sales literature for the Policies that include performance data for one of more of the Investment Accounts, we may include policy values, surrender values and death benefit figures computed using the same methods that were used in creating the following illustrations. However, the actual average total rate of return for the specific Investment Account(s) will be used instead of the hypothetical rates used in the following illustrations. This information may be shown in the form of graphs, charts, tables and examples. It may include data for periods prior to the offering of the Policy for an Account that has had performance during such prior period (with policy charges assumed to be equal to current charges for any period(s) prior to the offering of the Policy).

Illustration 1                                PRINCIPAL LIFE INSURANCE COMPANY                        Initial Face Amount $1,000,000
                                            SURVIVORSHIP VARIABLE UNIVERSAL LIFE                      Death Benefit Option 1
PLANNED PREMIUM $16,000        MALE AGE 55 PREFERRED NON-SMOKER, FEMALE AGE 50 PREFERRED NON-SMOKER
                                                    ASSUMING CURRENT CHARGES

                                           Death Benefit (2)                              Accumulated Value (2)
                                      Assuming Hypothetical Gross                       Assuming Hypothetical Gross
                                      Annual Investment Return of                       Annual Investment Return of


End of       Accumulated          0%             6%               12%              0%              6%               12%
Year         Premiums (1)    (-.78% Net)     (5.22% Net)     (11.22% Net)      (-.78% Net)      (5.22% Net)    (11.22% Net)

    1        $   16,800      $1,000,000      $1,000,000       $1,000,000        $ 13,646        $ 14,493       $    15,339
    2            34,440       1,000,000       1,000,000        1,000,000          26,956          29,487            32,120
    3            52,962       1,000,000       1,000,000        1,000,000          39,910          44,982            50,466
    4            72,410       1,000,000       1,000,000        1,000,000          52,487          60,972            70,512
    5            92,831       1,000,000       1,000,000        1,000,000          64,663          77,450            92,405
    6           114,272       1,000,000       1,000,000        1,000,000          76,412          94,408           116,308
    7           136,786       1,000,000       1,000,000        1,000,000          87,723         111,851           142,420
    8           160,425       1,000,000       1,000,000        1,000,000          98,860         130,064           171,234
    9           185,246       1,000,000       1,000,000        1,000,000         109,815         149,073           203,024
   10           211,309       1,000,000       1,000,000        1,000,000         121,186         169,746           239,278
   11           238,674       1,000,000       1,000,000        1,000,000         133,525         192,574           280,669
   12           267,408       1,000,000       1,000,000        1,000,000         145,697         216,499           326,552
   13           297,578       1,000,000       1,000,000        1,000,000         157,693         241,565           377,415
   14           329,257       1,000,000       1,000,000        1,000,000         169,492         267,811           433,794
   15           362,520       1,000,000       1,000,000        1,000,000         181,076         295,284           496,294
   20           555,508       1,000,000       1,000,000        1,078,791         239,814         457,281           929,993
   25           801,815       1,000,000       1,000,000        1,769,408         287,978         658,707         1,653,652
   30         1,116,173       1,000,000       1,000,000        3,001,207         313,136         911,582         2,858,293


             Surrender Value (2)
         Assuming Hypothetical Gross
         Annual Investment Return of


    0%              6%               12%
 (-.78% Net)     (5.22% Net)    (11.22% Net)

 $   4,146          $4,993       $    5,839
    17,456          19,987           22,620
    30,410          35,482           40,966
    42,987          51,472           61,012
    55,163          67,950           82,905
    67,365          85,360          107,261
    79,581         103,709          134,278
    92,074         123,278          164,448
   104,839         144,096          198,048
   118,472         167,032          236,564
   133,525         192,574          280,669
   145,697         216,499          326,552
   157,693         241,565          377,415
   169,492         267,811          433,794
   181,076         295,284          496,294
   239,814         457,281          929,993
   287,978         658,707        1,653,652
   313,136         911,582        2,858,293

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 2                               PRINCIPAL LIFE INSURANCE COMPANY                         Initial Face Amount $1,000,000
                                            SURVIVORSHIP VARIABLE UNIVERSAL LIFE                      Death Benefit Option 1
PLANNED PREMIUM $16,000         MALE AGE 55 PREFERRED NON-SMOKER, FEMALE AGE 50 PREFERRED NON-SMOKER
                                                  ASSUMING GUARANTEED CHARGES

                                           Death Benefit (2)                              Accumulated Value (2)
                                      Assuming Hypothetical Gross                       Assuming Hypothetical Gross
                                      Annual Investment Return of                       Annual Investment Return of


End of       Accumulated          0%             6%               12%              0%              6%               12%
 Year        Premiums (1)     (-.78% Net)    (5.22% Net)     (11.22% Net)      (-.78% Net)     (5.22% Net)     (11.22% Net)


    1        $   16,800      $1,000,000      $1,000,000       $1,000,000        $ 13,527        $ 14,370       $    15,212
    2            34,440       1,000,000       1,000,000        1,000,000          26,719          29,236            31,854
    3            52,962       1,000,000       1,000,000        1,000,000          39,558          44,597            50,045
    4            72,410       1,000,000       1,000,000        1,000,000          52,021          60,447            69,921
    5            92,831       1,000,000       1,000,000        1,000,000          64,085          76,779            91,626
    6           114,272       1,000,000       1,000,000        1,000,000          75,724          93,584           115,322
    7           136,786       1,000,000       1,000,000        1,000,000          86,907         110,849           141,186
    8           160,425       1,000,000       1,000,000        1,000,000          97,604         128,561           169,417
    9           185,246       1,000,000       1,000,000        1,000,000         107,779         146,705           200,234
   10           211,309       1,000,000       1,000,000        1,000,000         117,976         166,083           235,048
   11           238,674       1,000,000       1,000,000        1,000,000         127,876         186,275           273,590
   12           267,408       1,000,000       1,000,000        1,000,000         137,122         206,964           315,931
   13           297,578       1,000,000       1,000,000        1,000,000         145,623         228,102           362,468
   14           329,257       1,000,000       1,000,000        1,000,000         153,269         249,631           413,660
   15           362,520       1,000,000       1,000,000        1,000,000         159,938         271,487           470,040
   20           555,508       1,000,000       1,000,000        1,000,000         173,552         383,442           857,285
   25           801,815       1,000,000       1,000,000        1,615,713         131,562         491,837         1,510,012
   30         1,116,173                       1,000,000        2,717,176                         577,969         2,587,787


             Surrender Value (2)
         Assuming Hypothetical Gross
         Annual Investment Return of


    0%              6%               12%
(-.78% Net)     (5.22% Net)     (11.22% Net)


 $   4,027          $4,870      $     5,712
    17,219          19,736           22,354
    30,058          35,097           40,545
    42,521          50,947           60,421
    54,585          67,279           82,126
    66,676          84,536          106,275
    78,764         102,706          133,044
    90,818         121,776          162,631
   102,803         141,729          195,257
   115,262         163,369          232,333
   127,876         186,275          273,590
   137,122         206,964          315,931
   145,623         228,102          362,468
   153,269         249,631          413,660
   159,938         271,487          470,040
   173,552         383,442          857,285
   131,562         491,837        1,510,012
                   577,969        2,587,787

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 3                                   PRINCIPAL LIFE INSURANCE COMPANY                     Initial Face Amount $1,000,000
                                                SURVIVORSHIP VARIABLE UNIVERSAL LIFE                          Death Benefit Option 2
PLANNED PREMIUM $16,000         MALE AGE 55 PREFERRED NON-SMOKER, FEMALE AGE 50 PREFERRED NON-SMOKER
                                                     ASSUMING CURRENT CHARGES

                                           Death Benefit (2)                              Accumulated Value (2)
                                      Assuming Hypothetical Gross                       Assuming Hypothetical Gross
                                      Annual Investment Return of                       Annual Investment Return of


End of       Accumulated          0%             6%               12%              0%              6%               12%
  Year       Premiums (1)    (-.78% Net)    (5.22% Net)      (11.22% Net)      (-.78% Net)     (5.22% Net)     (11.22% Net)
  -----------------------------------------------------------------------------------------------------------------------------

    1       $    16,800      $1,013,645      $1,014,492       $1,015,338        $ 13,645        $ 14,492       $    15,338
    2            34,440       1,026,950       1,029,481        1,032,113          26,950          29,481            32,113
    3            52,962       1,039,890       1,044,960        1,050,441          39,890          44,960            50,441
    4            72,410       1,052,439       1,060,916        1,070,446          52,439          60,916            70,446
    5            92,831       1,064,566       1,077,332        1,092,261          64,566          77,332            92,261
    6           114,272       1,076,237       1,094,186        1,116,029          76,237          94,186           116,029
    7           136,786       1,087,433       1,111,470        1,141,922          87,433         111,470           141,922
    8           160,425       1,098,440       1,129,491        1,170,454          98,440         129,491           170,454
    9           185,246       1,109,251       1,148,270        1,201,886         109,251         148,270           201,886
   10           211,309       1,120,458       1,168,666        1,237,681         120,458         168,666           237,681
   11           238,674       1,132,609       1,191,161        1,278,492         132,609         191,161           278,492
   12           267,408       1,144,571       1,214,690        1,323,647         144,571         214,690           323,647
   13           297,578       1,156,327       1,239,282        1,373,596         156,327         239,282           373,596
   14           329,257       1,167,853       1,264,964        1,428,829         167,853         264,964           428,829
   15           362,520       1,179,122       1,291,758        1,489,885         179,122         291,758           489,885
   20           555,508       1,236,636       1,450,183        1,913,868         236,636         450,183           913,868
   25           801,815       1,280,334       1,638,820        2,607,998         280,334         638,820         1,607,998
   30         1,116,173       1,291,024       1,843,182        3,727,763         291,024         843,182         2,727,763

              Surrender Value (2)
          Assuming Hypothetical Gross
          Annual Investment Return of


     0%              6%               12%
 (-.78% Net)     (5.22% Net)     (11.22% Net)
---------------------------------------------

  $   4,145          $4,992      $     5,838
     17,450          19,981           22,613
     30,390          35,460           40,941
     42,939          51,416           60,946
     55,066          67,832           82,761
     67,190          85,139          106,982
     79,291         103,328          133,780
     91,654         122,705          163,668
    104,275         143,294          196,910
    117,743         165,951          234,967
    132,609         191,161          278,492
    144,571         214,690          323,647
    156,327         239,282          373,596
    167,853         264,964          428,829
    179,122         291,758          489,885
    236,636         450,183          913,868
    280,334         638,820        1,607,998
    291,024         843,182        2,727,763

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 4                              PRINCIPAL LIFE INSURANCE COMPANY                          Initial Face Amount $1,000,000
                                           SURVIVORSHIP VARIABLE UNIVERSAL LIFE                       Death Benefit Option 2
PLANNED PREMIUM $16,000        MALE AGE 55 PREFERRED NON-SMOKER, FEMALE AGE 50 PREFERRED NON-SMOKER
                                                  ASSUMING CURRENT CHARGES

                                           Death Benefit (2)                              Accumulated Value (2)
                                      Assuming Hypothetical Gross                       Assuming Hypothetical Gross
                                      Annual Investment Return of                       Annual Investment Return of


End of       Accumulated          0%             6%               12%              0%              6%               12%
  Year      Premiums (1)     (-.78% Net)     (5.22% Net)     (11.22% Net)      (-.78% Net)     (5.22% Net)     (11.22% Net)

    1       $    16,800      $1,013,526      $1,014,369       $1,015,212         $13,526        $ 14,369       $    15,212
    2            34,440       1,026,714       1,029,230        1,031,847          26,714          29,230            31,847
    3            52,962       1,039,538       1,044,575        1,050,020          39,538          44,575            50,020
    4            72,410       1,051,974       1,060,391        1,069,855          51,974          60,391            69,855
    5            92,831       1,063,989       1,076,661        1,091,484          63,989          76,661            91,484
    6           114,272       1,075,550       1,093,364        1,115,045          75,550          93,364           115,045
    7           136,786       1,086,617       1,110,469        1,140,689          86,617         110,469           140,689
    8           160,425       1,097,150       1,127,942        1,168,577          97,150         127,942           168,577
    9           185,246       1,107,099       1,145,743        1,198,877         107,099         145,743           198,877
   10           211,309       1,116,989       1,164,634        1,232,924         116,989         164,634           232,924
   11           238,674       1,126,484       1,184,154        1,270,356         126,484         184,154           270,356
   12           267,408       1,135,205       1,203,929        1,311,116         135,205         203,929           311,116
   13           297,578       1,143,032       1,223,840        1,355,427         143,032         223,840           355,427
   14           329,257       1,149,825       1,243,739        1,403,514         149,825         243,739           403,514
   15           362,520       1,155,425       1,263,450        1,455,603         155,425         263,450           455,603
   20           555,508       1,159,229       1,351,485        1,784,935         159,229         351,485           784,935
   25           801,815       1,098,039       1,389,085        2,250,504          98,039         389,085         1,250,504
   30         1,116,173                       1,293,118        2,864,115                         293,118         1,864,115

             Surrender Value (2)
         Assuming Hypothetical Gross
         Annual Investment Return of


    0%              6%               12%
(-.78% Net)     (5.22% Net)     (11.22% Net)

 $   4,026         $ 4,869       $    5,712
    17,214          19,730           22,347
    30,038          35,075           40,520
    42,474          50,891           60,355
    54,489          67,161           81,984
    66,502          84,316          105,998
    78,475         102,326          132,547
    90,364         121,157          161,791
   102,123         140,767          193,901
   114,275         161,920          230,210
   126,484         184,154          270,356
   135,205         203,929          311,116
   143,032         223,840          355,427
   149,825         243,739          403,514
   155,425         263,450          455,603
   159,229         351,485          784,935
    98,039         389,085        1,250,504
                   293,118        1,864,115

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   APPENDIX B

                                 TARGET PREMIUMS

The target premiums for the Policy are based on the joint equivalent age (JEA) of the insureds. The JEA takes into account the gender*, age, smoking status and risk classification of each insured. The calculation is as follows:

     1. Start with the unadjusted individual ages of insured #1 and insured #2. Call this (X1) and (X2) respectively.
     2.  Take  each  individual  age and adjust for gender.
         -if Male the gender adjustment is 0
         -if Female the gender adjustment is minus 5
         -if Unisex rating is used, the gender adjustment is minus 2

     3. Take resulting individual ages from step 2 and adjust for smokers if applicable.
         -if Male Smoker the smoker adjustment is plus 3
         -if Female Smoker the smoker adjustment is plus 2
         -if Unisex Smoker the smoker adjustment is plus 3

     4. Take resulting individual ages from step 3 and adjust for substandard table ratings, if any.
         -if table A rating then add 2
         -if table B rating then add 4
         -if table C rating then add 6
         -if table D rating then add 8
         -if table E rating then add 10
         -if table F rating then add 12
         -if table G rating then add 14
         -if table H rating then add 15
         -if rating is higher than table H then add 16.

     5. The result of step 4 is the adjusted individual ages of insured #1 and insured #1. Call this (X1A) and (X2A) respectively.
     6.  If (X1A) is greater than 100 then set (X1A) equal to 100.
     7.  If (X1B) is greater  than 100 then set (X1B)  equal to 100.
     8.  Take the difference between (X1A) and (X1B). Call this (XDIFF).
     9. Look up (XDIFF) on the table below to find out what to add on to youngest adjusted age.
                                          XDIFF                        ADD ON

                                    0                                     0
                                    1      to        2                    1
                                    3      to        4                    2
                                    5      to        6                    3
                                    7      to        9                    4
                                   10      to       12                    5
                                   13      to       15                    6
                                   16      to       18                    7
                                   19      to       23                    8
                                   24      to       28                    9
                                   29      to       34                   10
                                   35      to       39                   11
                                   40      to       44                   12
                                   45      to       47                   13
                                   48      to       50                   14
                                   51      to       53                   15
                                   54      to       56                   16
                                   57      to       60                   17
                                   61      to       64                   18
                                   65      to       69                   19
                                   70      to       75                   20
                                   76      to       85                   21

     10. The JEA  (Joint  Equivalent  Age) is equal to the  Minimum of (X1A) and
         (X1B) plus ADD ON from the table above.

     Example:

     Male Nonsmoker age 45 table rating A, Female Smoker age 57.

         1.  (X1) = 45 and (X2) = 57
         2.   (X1) = 45 + 0 =  45; and (X2) = 57 - 5 = 52
         3.   (X1) = 45 + 0 = 45; and (X2) = 52 + 2 = 54
         4.   (X1) = 45 + 2 = 47; and (X2) = 54 + 0 = 54
         5.   (XIA) = 47; (X2A) = 54
         6.   (XIA) is not greater than 100
         7.   (XIB) is not greater than 100
         8.   (XDIFF) = (X2A) - (X1A) = 54 - 47 = 7
         9.   ADD ON = 4
         10.  JEA = minimum of (XIA) and (X2A) + ADD ON = 47 + 4 = 51

SVUL Target Premium Rates per $1000 of Face

           JEA             Target               JEA                     Target
 less than  20              2.78                 61                      21.67
            20              2.78                 62                      22.98
            21              2.87                 63                      24.23
            22              2.95                 64                      25.41
            23              3.03                 65                      26.52
            24              3.13                 66                      27.56
            25              3.22                 67                      28.56
            26              3.32                 68                      29.53
            27              3.41                 69                      30.45
            28              3.52                 70                      31.36
            29              3.62                 71                      32.27
            30              3.73                 72                      33.17
            31              3.84                 73                      34.08
            32              3.96                 74                      35.02
            33              4.07                 75                      35.97
            34              4.24                 76                      36.95
            35              4.42                 77                      37.95
            36              4.60                 78                      38.94
            37              4.79                 79                      39.96
            38              4.99                 80                      40.99
            39              5.20                 81                      42.00
            40              5.41                 82                      42.00
            41              5.64                 83                      42.00
            42              5.87                 84                      42.00
            43              6.11                 85                      42.00
            44              6.51                 86                      42.00
            45              6.93                 87                      42.00
            46              7.38                 88                      42.00
            47              7.86                 89                      42.00
            48              8.38                 90                      42.00
            49              8.93   greater than  90                      42.00
            50              9.50
            51              10.12
            52              10.78
            53              11.49
            54              12.54
            55              13.68
            56              14.92
            57              16.22
            58              17.58
            59              18.94
            60              20.32

   * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.


                          PART II. OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Mutual Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.
Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the Policies described in the prospectus. Registrant makes the following representations:

          (1)   Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

          (2) The level of the mortality and expense risks charge is within the range of industry practice for comparable contracts.

          (3) The Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement for the Variable Life Separate Account will benefit the separate account and policyowners, and it will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

          (4) The Variable Life Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based upon an analysis of the mortality and expense risks charges contained in other variable life insurance policies, including scheduled and flexible premium products. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

     The facing sheet;

     The prospectus, consisting of 38 pages;

     The undertaking to file reports;

     The undertaking pursuant to Rule 484;

     Representations pursuant to Rule 6e-3(T);

     The signatures;

     Written consents of the following persons:

          Ernst & Young LLP

     The following exhibits

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions

1.A1 Resolution of Executive Committee of Board of Directors of Principal Mutual Life Insurance Company establishing the Variable Life Separate Account

1.A3A.a Distribution Agreement between Princor Financial Services Corporation and Principal Mutual Life Insurance Company

1.A3B.a             Form of Selling Agreement**

1.A3B.b             Registered Representative Agreement

1.A3C               Schedule of sales commissions**

1.A5.a              Form of Policy

1.A5.a.i            Four Year Term Insurance Rider

1.A5.a.ii           Policy Split Option Rider

1.A5.a.iii          Single Life Term Insurance Rider

1.A5.a.iv           Enhanced Death Benefit Rider

1.A5.b              Form of Policy (Unisex)

1.A5.b.i            Four Year Term Insurance Rider

1.A5.b.ii           Policy Split Option Rider (Unisex)

1.A5.b.iii          Single Life Term Insurance Rider

1.A5.b.iv           Enhanced Death Benefit Rider

1.A6.a              Articles of Incorporation, as Amended of Principal
                    Life Insurance Company

1.A6.b              By-laws of Principal Life Insurance Company

1.A10.a             Form of Application**

1.A10.b             Form of Supplemental Application**

2. Opinion and consent of G. R. Narber, Senior Vice President and General Counsel

3. No financial statements will be omitted from the prospectus pursuant to Instruction 1(b) or (c) or Part I

4.                  Not applicable

5.                  Not applicable

6.                  Consent of Ernst & Young LLP**

7. Description of Issuance, Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)

8.                  Powers of Attorney of Directors of Principal Life
                    Insurance Company

9.                  Opinion and Consent of Jeff Fitch, FSA, MAAA
---------------------------------
** To be filed by Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Des Moines, and the state of Iowa, on the 29th day of January, 1999.


                          PRINCIPAL LIFE INSURANCE COMPANY
                          VARIABLE LIFE SEPARATE ACCOUNT

                                      (Registrant)


                         By:  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/ David J. Drury
                         By ______________________________________________
                              David J. Drury
                              Chairman and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date


/s/ D. J. Drury                Chairman and                    January 29, 1999
--------------------           Chief Executive Officer
D. J. Drury



/s/ D. C. Cunningham           Vice President and              January 29, 1999
--------------------           Controller (Principal
D. C. Cunningham               Accounting Officer)



/s/ M. H. Gersie               Senior Vice President           January 29, 1999
--------------------           (Principal Financial
M. H. Gersie                   Officer)


  (R. M. Davis)*               Director                        January 29, 1999
--------------------
R. M. Davis


  (C. D. Gelatt, Jr.)*         Director                        January 29, 1999
--------------------
C. D. Gelatt, Jr.


  (J. B. Griswell)*            Director                        January 29, 1999
--------------------
J. B. Griswell


  (G. D. Hurd)*                Director                        January 29, 1999
--------------------
G. D. Hurd


  (C. S. Johnson)*             Director                        January 29, 1999
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        January 29, 1999
--------------------
W. T. Kerr


  (L. Liu)*                    Director                        January 29, 1999
--------------------
L. Liu


  (V. H. Loewenstein)*         Director                        January 29, 1999
--------------------
V. H. Loewenstein


  (R. D. Pearson)*             Director                        January 29, 1999
--------------------
R. D. Pearson


  (J. R. Price)*               Director                        January 29, 1999
--------------------
J. R. Price, Jr.


  (D. M. Stewart)*             Director                        January 29, 1999
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                        January 29, 1999
--------------------
E. E. Tallett


  (D. D. Thornton)*            Director                        January 29, 1999
--------------------
D. D. Thornton


  (F. W. Weitz)*               Director                        January 29, 1999
--------------------
F. W. Weitz


                           *By    /s/ David J. Drury
                                  ------------------------------------
                                  David J. Drury
                                  Chairman and Chief Executive Officer



                                  Pursuant to Powers of Attorney
                                  Previously Filed or Included Herein

                                    EXHIBITS

                                  EXHIBIT INDEX


                                                                                            Page Number in
                                                                                         Sequential Numbering
Exhibit No.                          Description                                      Where Exhibit Can Be Found

  1.A1                             Resolution of Executive Committee                              12
                                   of Board of Directors of Depositor
                                   establishing Variable Life Separate
                                   Account

  1.A3A.a                          Distribution Agreement Between                                 17
                                   Depositor and Principal Underwriter

  1.A3B.a                          Form of Selling Agreement                                       *

  1.A3B.b                          Registered Representative Agreement                            19

  1.A3C                            Schedule of Sales Commissions                                   *

  1.A5.a                           Form of Policy                                                 22

  1.A5.a.i                         Four Year Term Insurance Rider                                 38

  1.A5.a.ii                        Policy Split Option Rider                                      39

  1.A5.a.iii                       Single Life Term Insurance Rider                               41

  1.A5.a.iv                        Enhanced Death Benefit Rider                                   42

  1.A5.b                           Form of Policy (Unisex)                                        43

  1.A5.b.i                         Four Year Term Insurance Rider                                 59

  1.A5.b.ii                        Policy Split Option Rider (Unisex)                             60

  1.A5.b.iii                       Single Life Term Insurance Rider                               62

  1.A5.b.iv                        Enhanced Death Benefit Rider                                   63

  1.A6.a                           Articles of Incorporation of the Depositor                     64

  1.A6.b                           By-laws of the Depositor                                       68

  1.A10.a                          Form of Application                                             *

  1.A10.b                          Form of Supplemental Application                                *

  2                                Opinion and consent of G. R. Narber                            77
                                   Senior Vice President and General Counsel

  6                                Consent of Ernst & Young LLP                                    *

  7                                Description of Issuance, Transfer and Redemption               78
                                   Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)

  8                                Powers of Attorney of Directors of                             87
                                   Principal Mutual Life Insurance
                                   Company.

  9                                Opinion and Consent of Jeff Fitch, FSA, MAAA                   93

* To be filed by Amendment.